


MASCO

2018 ANNUAL MEETING OF STOCKHOLDERS NOTICE AND PROXY STATEMENT






Masco Corporation
17450 College Parkway
Livonia, MI 48152
313-274-7400
www.masco.com

March 29, 2018

Dear Stockholder:

You are cordially invited to attend Masco Corporation's Annual Meeting of Stockholders at 9:30 a.m. on Friday, May 11, 2018 at our new corporate offices in Livonia, Michigan. The following pages contain information regarding the meeting schedule and the matters proposed for your consideration and vote. Following our formal meeting, we expect to provide a review of our operations and respond to your questions.

Our Annual Meeting agenda again includes an advisory "say-on-pay" vote to approve the compensation paid to our named executive officers. We believe that our continued efforts to enhance our pay-for-performance practices resulted in 98% of the votes cast last year in favor of the compensation paid to our named executive officers. During 2017, we also continued our robust stockholder engagement program by reaching out to our largest stockholders in both the spring and in the fall to discuss a broad range of executive compensation and governance topics.

Effective at our Annual Meeting of Stockholders, Mary Ann Van Lokeren, who has served Masco as a director since 1997, will be retiring from our Board. We thank Ms. Van Lokeren for her service and express our sincerest appreciation and gratitude for her dedication, contributions and leadership during her years with us.

We urge you to carefully consider the information in the proxy statement regarding the proposals to be presented at our Annual Meeting. Your vote on these proposals is important, regardless of whether or not you are able to attend the Annual Meeting. Voting instructions can be found on the enclosed proxy card. Please submit your vote today by internet, telephone or mail.

On behalf of our entire Board of Directors, we thank you for your continued support of Masco Corporation, and we look forward to seeing you on May 11.

Sincerely,

J. Michael Losh
Chairman of the Board

Keith J. Allman
President and Chief Executive Officer

OUR 2018 ANNUAL MEETING OF STOCKHOLDERS WILL BE HELD AT OUR NEW CORPORATE OFFICES, WHICH ARE LOCATED AT 17450 COLLEGE PARKWAY, LIVONIA, MI 48152

THIS PROXY STATEMENT AND THE ENCLOSED PROXY CARD ARE BEING MAILED OR OTHERWISE MADE AVAILABLE TO STOCKHOLDERS ON OR ABOUT MARCH 29, 2018.



MASCO CORPORATION

Notice of Annual Meeting of Stockholders

Stockholders of record at the close of business on March 16, 2018 are entitled to vote at the Annual Meeting or any adjournment or postponement of the meeting. Whether or not you plan to attend the Annual Meeting, you can ensure that your shares are represented at the meeting by promptly voting by internet or by telephone, or by completing, signing, dating and returning your proxy card in the enclosed postage prepaid envelope. Instructions for each of these methods and the control number that you will need are provided on the proxy card. You may withdraw your proxy before it is exercised by following the directions in the proxy statement. Alternatively, you may vote in person at the meeting.

By Order of the Board of Directors,

Kenneth G. Cole
Vice President, General Counsel and Secretary

Date: May 11, 2018
Place: Masco Corporation Corporate Office, 17450 College Parkway, Livonia, Michigan 48152
Time: 9:30 a.m. – 10:00 a.m.
Website: www.masco.com

The purposes of the Annual Meeting are:

1. To elect three Class III directors;
2. To consider and act upon a proposal to approve the compensation paid to our named executive officers;
3. To ratify the selection of PricewaterhouseCoopers LLP as our independent auditors for 2018; and
4. To transact such other business as may properly come before the meeting.

The Company recommends that you vote as follows:

- **FOR** each Class III director nominee;
- **FOR** the approval of the compensation paid to our named executive officers; and
- **FOR** the selection of PriceWaterhouseCoopers LLP as our independent auditors for 2018.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE STOCKHOLDER MEETING TO BE HELD ON MAY 11, 2018: THIS PROXY STATEMENT AND THE MASCO CORPORATION 2017 ANNUAL REPORT TO STOCKHOLDERS, WHICH INCLUDES THE COMPANY'S ANNUAL REPORT ON FORM 10-K, ARE AVAILABLE AT:

http://www.ezodproxy.com/masco/2018

THE COMPANY WILL PROVIDE A COPY OF ITS ANNUAL REPORT ON FORM 10-K, WITHOUT CHARGE, UPON A STOCKHOLDER'S WRITTEN REQUEST TO: INVESTOR RELATIONS, MASCO CORPORATION, 17450 COLLEGE PARKWAY, LIVONIA, MICHIGAN 48152.



2018 Proxy Statement Summary

This summary highlights information to assist you in reviewing the proposals you will be voting on at our 2018 Annual Meeting. This summary does not contain all of the information you should consider; you should read the entire proxy statement carefully before voting. The proposals for our Annual Meeting are the election of our Class III Directors, the approval of the compensation paid to our named executive officers (who we generally refer to as our "executive officers" in this proxy statement), and the ratification of the selection of PricewaterhouseCoopers LLP as our independent auditors for 2018.

CORPORATE GOVERNANCE AND OUR BOARD OF DIRECTORS

Our Board of Directors is committed to maintaining our high standards of ethical business conduct and corporate governance principles and practices. Our corporate governance practices include:

- ✔ **Robust Stockholder Engagement** - We reach out to our largest stockholders each spring and fall to discuss a broad range of executive compensation and governance topics.

- ✔ **Board Refreshment** - Seven new independent directors have joined our Board since 2012, and in 2015 our Board appointed a new Chairman of the Board and new Chairs of our Board Committees.

- ✔ **Organization and Talent Review** - Our Organization and Compensation Committee performs an annual review of our talent strategy and CEO and senior management succession planning.

- ✔ **Political Contribution Oversight** - Our Corporate Governance and Nominating Committee oversees our political contributions in accordance with our Political Contribution Policy.

- ✔ **Separation of our CEO and Chairman of the Board** - The positions of our CEO and Chairman of the Board are currently separated; our Chairman of the Board is an independent director.

- ✔ **Board Self-Evaluation** - Annually, our directors review the effectiveness of our Board through a self-evaluation process.

- ✔ **Majority Voting for our Directors** - In uncontested elections, our director nominees must receive more than 50% of the votes cast to be elected to our Board.

- ✔ **Director Independence** - Ten of our twelve directors are independent, and all of the members of our Audit, Organization and Compensation, and Corporate Governance and Nominating Committees are independent.

DIRECTOR NOMINEES

The Class III Director Nominees for our Board of Directors are:



Mark R. Alexander

DIRECTOR SINCE: 2014

POSITION: Senior Vice President of Campbell Soup Company and President of Americas Simple Meals and Beverages, Campbell Soup Company (through April 2, 2018)

INDEPENDENT: Yes

COMMITTEES: Audit Committee; Corporate Governance and Nominating Committee



Richard A. Manoogian

DIRECTOR SINCE: 1964

POSITION: Our Chairman Emeritus

INDEPENDENT: No

COMMITTEES: None



John C. Plant

DIRECTOR SINCE: 2012

POSITION: Retired Chairman of the Board and Chief Executive Officer of TRW Automotive Holdings Corp.

INDEPENDENT: Yes

COMMITTEES: Audit Committee; Corporate Governance and Nominating Committee

If elected, each would serve for a three-year term concluding at our 2021 Annual Meeting.

BOARD REFRESHMENT

We have had significant Board refreshment over the past several years. Seven new independent directors have joined our Board since 2012, two of whom joined since last year, which, combined with our directors who have experience with us, provides a desirable balance of deep, historical understanding of our Company and new and diverse perspectives.

STOCKHOLDER OUTREACH

In determining our executive compensation and corporate governance practices, our Board believes it is important to consider feedback from our stockholders. During 2017, we continued our robust stockholder engagement program through which we encourage certain of our stockholders to engage in dialogue with us twice per year. During the year, we reached out to stockholders holding approximately 45% of our outstanding shares, and discussed with certain of these stockholders an overview of our business strategies, board composition and refreshment, corporate sustainability practices and our annual and long-term performance compensation programs. We received positive feedback from the stockholders with whom we spoke regarding the structure of our compensation programs and practices, which was reflective of the strong support we have received for our say-on-pay proposal over the past five years. We provide reports on the feedback we receive to our Organization and Compensation Committee ("Compensation Committee") and Corporate Governance and Nominating Committee ("Governance Committee").

2017 FINANCIAL PERFORMANCE

We delivered solid financial results in 2017. Our reported sales for the full year increased 4% to $7.6 billion, our operating profit for the full year increased 11% to $1.2 billion and we increased our operating profit margin to 15.3% from 14.3%. Our sales growth was driven by our longstanding commitment to customer-focused innovation and successful new programs. Our operating profit growth demonstrates our strong operating leverage and continued improvements in cost productivity.

In addition to delivering sales and profit growth, in 2017 we returned capital to our stockholders by repurchasing $331 million in shares of our stock and increasing our annual dividend by approximately 5%. Finally, we continued the execution of our strategy to position us for future growth by focusing on leveraging opportunities across our businesses, driving the full potential of our core businesses and actively managing our portfolio.

2017 EXECUTIVE COMPENSATION

Based on our strong financial performance in 2017, we exceeded the target goals for our annual and long-term performance-based compensation programs.

2017 Annual Performance Program

Under our annual performance program, we pay cash bonuses and grant restricted stock to our executive officers if we meet our performance goals for operating profit and working capital as a percent of sales. The following tables reflect our 2017 target goals, our performance relative to our target goals and the compensation we paid to our executive officers under our 2017 annual performance program:

Performance Metric	Target	Performance (as adjusted)	Weighted Performance Percentage
Operating Profit (in millions)	$1,127	$1,185	119%
Working Capital as a Percent of Sales	12.8%	13.9%	

- See "Our 2017 Annual Performance Program" in our Compensation Discussion and Analysis for a description of our calculation of operating profit and working capital as a percent of sales performance.

Name	Cash Bonus ($)	Restricted Stock Award ($)	Total 2017 Annual Performance Compensation ($)
Keith J. Allman	2,144,100	2,143,996	4,288,096
John G. Sznewajs	609,800	609,621	1,219,421
Richard A. O'Reagan	468,600	468,486	937,086
Kenneth G. Cole	344,200	344,202	688,402
Christopher K. Kastner	265,100	264,998	530,098

2015-2017 Long-Term Performance Program

Under our Long Term Cash Incentive Program ("LTCIP"), our executive officers earn a cash award if we meet a return on invested capital performance goal for a three-year period. The following tables reflect our target goal for the 2015-2017 LTCIP performance period, our performance relative to our target goal and the compensation we paid to our executive officers:

Performance Metric	Target	Performance (as adjusted)	Performance Percentage
Return on Invested Capital	12.0%	13.6%	132%

- See "Our Long Term Incentive Program" in our Compensation Discussion and Analysis for a description of our calculation of ROIC performance.

Name	LTCIP for 2015-2017 ($)
Keith J. Allman	2,178,000
John G. Sznewajs	618,800
Richard A. O'Reagan	445,500
Kenneth G. Cole	313,200
Christopher K. Kastner	231,000

OUR COMPENSATION PRACTICES

During 2017, our Compensation Committee reviewed our compensation programs and practices to ensure our interests and the objectives for our compensation programs are aligned. At our 2017 Annual Meeting, 98% of the votes cast on our say-on-pay proposal approved the compensation we paid to our executive officers. Although the say-on-pay vote is advisory and non-binding, our Compensation Committee believes this approval percentage indicates strong support for our continued efforts to enhance our pay-for-performance practices, and our Compensation Committee concluded that our stockholders endorse our current executive compensation programs and practices.

Our compensation practices include:

✔ **Long-Term Incentives** - Our compensation programs are weighted toward long-term incentives. We give approximately equal weight to performance-based restricted stock, stock options and our three-year LTCIP. In 2017, we modified our long-term incentive program by replacing the cash award with performance-based restricted stock units ("PRSUs").

✔ **Five-Year Vesting for Equity Awards** - Our performance-based restricted stock and stock option awards vest over five years, which is longer than typical market practice.

✔ **Long-Term Performance Program** - A significant portion of our executive officers' compensation opportunity is based on the achievement of a long-term performance goal.

✔ **Clawback Policy** - If we restate our financial statements, other than as a result of changes to accounting rules or regulations, our clawback policy allows us to recover incentive compensation paid to our executives in the three-year period prior to the restatement, regardless of whether misconduct caused the restatement.

✔ **Stock Ownership Requirements** - We have minimum stock ownership requirements for our executive officers, including requiring our CEO to own stock valued at six times his base salary. As of December 31, 2017, each of our executive officers met his or her stock ownership requirement.

✔ **Double-Trigger Vesting** - We have double-trigger vesting of equity on a change in control.

✔ **Tally Sheets and Risk Analysis** - Our Compensation Committee uses tally sheets and analyzes risk in setting executive compensation.

✔ **Competitive Analysis** - On an annual basis, our Compensation Committee reviews a market analysis of executive compensation paid by our peer companies and published survey data for comparably-sized companies.

✔ **Limited Perquisites** - We provide limited perquisites to our executive officers.

Our compensation practices do <u>not</u> include:

✖ **Excise Tax Gross-Ups** - We have eliminated the excise tax gross-up feature on all of the equity grants made since 2012.

✖ **Hedging or Pledging** - Our policy prohibits executives and directors from hedging our stock and from making future pledges of our stock.

✖ **Contractual Termination Arrangements** - We have no change in control agreements, contractual severance agreements or employment agreements providing for severance payments with our executive officers.

✖ **Option Repricing** - Our equity plan prohibits the repricing of options without stockholder approval.

Table of Contents

PART I - CORPORATE GOVERNANCE

Director and Director Nominees **1**

Director Nominees for Class III (Term Expiring at Annual Meeting in 2021) **2**

Class I Directors (Term Expiring at the Annual Meeting in 2019) **4**

Class II Directors (Term Expiring at the Annual Meeting in 2020) **6**

Board of Directors **8**

    Leadership Structure of our Board of Directors **8**

    Director Independence **9**

    Board Refreshment **9**

    Board Membership and Composition **10**

    Risk Oversight **11**

    Board Meetings and Attendance **11**

    Communications with our Board of Directors **11**

Committees of our Board of Directors **12**

Director Compensation Program **15**

Related Person Transactions **17**

Proposal 1: Election of Class III Directors **19**

PART II - COMPENSATION DISCUSSION AND ANALYSIS

Compensation Discussion and Analysis Summary **20**

Compensation Decisions in 2017 .... **24**

    Our 2017 Financial Performance **24**

    How We Performed Against our Performance Compensation Goals **24**

    Our 2017 Annual Performance Program **24**

    Our Long Term Incentive Program **26**

    Stock Options Granted in 2017 .... **29**

    Other Components of our Executive Compensation Program **29**

Our Executive Compensation Program Highlights **31**

    We Provide Long-Term Equity Incentives **31**

    We Have a Long-Term Performance Program **31**

    We Can Clawback Incentive Compensation **31**

    We Require Minimum Levels of Stock Ownership by our Executives **31**

    We Adopted Double-Trigger Change of Control Provisions for our Equity Awards **32**

    Our Compensation Committee Conducts an Annual Compensation Risk Evaluation **32**

    The Structure of our Compensation Programs Encourages Executive Retention and Protects Us ... **32**

    We Prohibit Excise Tax Gross-Up Payments **33**

    We Prohibit Hedging and Pledging **33**

    We Do Not Have Contractual Termination Agreements **33**

Our Annual Compensation Review Process **33**

    Annual Management Talent Review and Development Process **33**

    Compensation Data Considered by our Compensation Committee **34**

Our Peer Group 35
Retention of Discretion by our Compensation Committee 35
Outside Compensation Consultant 36

Tax Treatment 36

Conclusion 36

Compensation Committee Report 37

Proposal 2: Advisory Vote to Approve the Compensation of Our Named Executive Officers 38

PART III - COMPENSATION OF EXECUTIVE OFFICERS

Summary Compensation Table 39

Grants of Plan-Based Awards 42

Outstanding Equity Awards at Fiscal Year-End 43

Option Exercises and Stock Vested 45

Retirement Plans 45

Payment Upon Change in Control 48

Payment Upon Retirement, Termination, Disability or Death 49

CEO Pay Ratio 51

PART IV - AUDIT MATTERS

Audit Committee Report 52

PricewaterhouseCoopers LLP Fees 53

Audit Committee Pre-Approval Policies and Procedures 53

Proposal 3: Ratification of Selection of Independent Auditors 54

PART V - EXECUTIVE OFFICERS AND BENEFICIAL OWNERSHIP

Executive Officers 55

Security Ownership of Management and Certain Beneficial Owners 56

Section 16(a) Beneficial Ownership Reporting Compliance 58

PART VI - GENERAL INFORMATION

2018 Annual Meeting of Stockholders – Questions and Answers 59
Who is entitled to vote at the Annual Meeting? 59
What is the difference between holding shares as a record holder and as a beneficial owner? 59
What is a broker non-vote? 60
How are abstentions and broker non-votes treated? 60
What constitutes a quorum? 60
How can I submit my vote? 60
How many votes are needed for each proposal to pass? 60
Is my proxy revocable? 61
Who is paying for the expenses involved in preparing and mailing this proxy statement? 61
What happens if additional matters are presented at the Annual Meeting? 61
What is "householding" and how does it affect me? 61
Our Website 61

2019 Annual Meeting of Stockholders 62
Proxy Statement Proposal 62
Matter for Annual Meeting Agenda 62
Director Candidate Nomination 62

Other Matters 63



Corporate Governance

This section of our proxy statement provides information on the qualifications and experience of our director nominees and incumbent directors, the structure of our Board and our Board committees, and other important corporate governance matters.

DIRECTOR AND DIRECTOR NOMINEES

Our Board is divided into three classes. Following the election of the Class III directors nominated at this Annual Meeting, the terms of office of our Class I, Class II and Class III directors will expire at the Annual Meeting of Stockholders in 2019, 2020 and 2021, respectively, or when their respective successors are elected and qualified.

In addition to meeting the criteria that are described below under "Board Membership and Composition," each of our director nominees and each continuing director brings a strong and unique background and set of skills to our Board. As a result, our Board as a whole possesses competence and experience in a wide variety of areas.

Skills and Expertise Represented by our Directors and Director Nominees				
Executive management	Finance and accounting	Growth strategy	Risk management	Marketing and brand management
Manufacturing	Global operations	Corporate governance and board oversight	Talent management	Portfolio strategy
Business development and M&A	Innovation	Legal and compliance	Government relations	Executive compensation

DIRECTOR NOMINEES FOR CLASS III
(Term Expiring at the Annual Meeting in 2021)



Mark R. Alexander

AGE: 53

DIRECTOR SINCE: 2014

POSITION:
- Senior Vice President of Campbell Soup Company, a manufacturer and marketer of branded convenience products, since 2010 (through April 2, 2018)
- President of Americas Simple Meals and Beverages, Campbell Soup Company, since 2015 (through April 2, 2018)

RELEVANT SKILLS AND EXPERIENCE:
As President of Campbell Soup Company's largest division, Mr. Alexander brings to our Board strong leadership skills and experience in developing and executing business growth strategies. His current business responsibilities include investing in brand-building, innovation and expanded distribution, which correspond to areas of focus at our business operations. His extensive international experience with consumer branded products and his background in marketing and customer relations also provide our Board with expertise and insight as we leverage our consumer brands in the global market.

BUSINESS EXPERIENCE:
- Campbell Soup Company:
  - President of Campbell North America (2012-2015), Campbell International (2010-2012) and Asia Pacific (2006-2009)
  - Chief Customer Officer and President – North America Baking & Snacking (2009-2010)
  - Served in various marketing, sales and management roles in the United States, Canada, Europe and Asia since 1989
- Member of the Board of Governors of GS1 U.S., a not-for-profit information standards organization



Richard A. Manoogian

AGE: 81

DIRECTOR SINCE: 1964

POSITION:
Chairman Emeritus, since 2012

RELEVANT SKILLS AND EXPERIENCE:
Mr. Manoogian was instrumental in the dramatic growth of Masco to become a global leader in the design, manufacture and distribution of branded home improvement and building products. His experience in navigating our Company through various phases of its transformation and diversification provides our Board with unique and extensive knowledge of our Company's history and strategies. As a long-term leader at Masco, Mr. Manoogian possesses firsthand knowledge of our operations as well as a deep understanding of the residential repair and remodeling and new home construction industries.

BUSINESS EXPERIENCE:
- Our Chairman of the Board (1985-2012)
- Masco Corporation:
  - Executive Chairman (2007-2009)
  - Chief Executive Officer (1985-2007)
  - Elected President in 1968 and Vice President in 1964
- Director of Ford Motor Company (2001-2014)



John C. Plant

AGE: 64

DIRECTOR SINCE: 2012

POSITION:
Retired Chairman of the Board and Chief Executive Officer of TRW Automotive Holdings Corp., a diversified automotive supplier

RELEVANT SKILLS AND EXPERIENCE:
Based on his leadership positions with multi-billion dollar diversified global companies, Mr. Plant brings to our Board strategic insight and understanding of complex operations as well as a valuable perspective of international business. He understands how to manage a company through economic cycles and major transactions. He also has a strong background in finance and extensive knowledge and experience in all aspects of business, including operations, business development matters, financial performance and structure, legal matters and human resources.

BUSINESS EXPERIENCE:
- Chairman of the Board of Arconic Inc. (formerly Alcoa Inc.); Director of Jabil Circuit, Inc. and Gates Corporation
- TRW Automotive Holdings Corp.:
  - Chairman of the Board (2011-2015)
  - President and Chief Executive Officer and Director (2003-2015)
- Co-member of the Chief Executive Office of TRW Inc. and the President and Chief Executive Officer of the automotive business of TRW Inc. (2001-2003)
- Director of the Automotive Safety Council

CLASS I DIRECTORS
(Term Expiring at the Annual Meeting in 2019)





Marie A. Ffolkes	Donald R. Parfet

AGE: 46

AGE: 65

DIRECTOR SINCE: 2017

DIRECTOR SINCE: 2012

POSITION:
- President, Industrial Gases, Americas of Air Products & Chemicals, Inc., since 2015

POSITION:
- Managing Director, Apjohn Group, LLC, a business development company, since 2000
- General Partner, Apjohn Ventures Fund, Limited Partnership, a venture capital fund, since 2003

RELEVANT SKILLS AND EXPERIENCE:
As President, Industrial Gases, Americas of Air Products & Chemicals, Inc., Ms. Ffolkes is responsible for leading the strategy implementation and profitability of the company's industrial gases operations in North America and South America. Ms. Ffolkes has strong leadership skills in areas important to Masco's performance including, operations, finance, international markets, marketing and personnel.

RELEVANT SKILLS AND EXPERIENCE:
As an executive with responsibilities for numerous global businesses, Mr. Parfet brings extensive financial and operating experience to our Board, particularly in areas of financial and corporate staff management and senior operational practices for multiple global business units. His experience in business development and venture capital firms provides our Board with a valued perspective on growth and strategy. He is also experienced in leading strategic planning, risk assessment, human resource planning and financial planning and control. His global operating experience, strong financial background and proven leadership capabilities are especially important to our Board's consideration of product and geographic expansion and business development opportunities.

BUSINESS EXPERIENCE:
- Tenneco:
  - Global Vice President and General Manager, Ride Performance Group (2013-2015)
  - Vice President and General Manager, Global Elastomers (2011-2013)
- Johnson Controls International plc (formerly, Johnson Controls):
  - Vice President & General Manager South America Region, Automotive Group (2010 – 2011)
  - Vice President and General Manager, Hyundai-Kia Customer Business Unit (2008 – 2010)
  - Global Vice President, Japan (2006 - 2008)

BUSINESS EXPERIENCE:
- Lead Director of Kelly Services, Inc. and Rockwell Automation, Inc., Chairman of the Board of Sierra Oncology, Inc.
- Senior Vice President, Pharmacia Corporation, a pharmaceutical company, from which he retired in 2000
- Served as a senior corporate officer of Pharmacia & Upjohn and The Upjohn Company, predecessors of Pharmacia Corporation
- Director and trustee of a number of charitable and civic organizations



Lisa A. Payne

AGE: 59

DIRECTOR SINCE: 2006

POSITION:
Former Vice Chairman and Chief Financial Officer of Taubman Centers, Inc., a real estate investment trust

RELEVANT SKILLS AND EXPERIENCE:
Ms. Payne provides leadership and executive management experience to our Board. She also possesses substantial financial, accounting and corporate finance expertise gained through her experience as Chief Financial Officer of Taubman Centers and as an investment banker. Her financial focus and proficiency helped guide Taubman Centers through the economic recession and increase shareholder value. She brings to our Board an understanding of growth strategy. In addition, Ms. Payne's extensive experience in real estate investment, development and acquisition gives her an informed and thorough understanding of macroeconomic factors that may impact our business.

BUSINESS EXPERIENCE:
- Director of J.C. Penney Company, Inc. and Rockwell Automation, Inc.
- Chairman of the Board of Soave Enterprises, LLC, a privately held diversified management and investment company (2016 – 2017)
- President of Soave Real Estate Group (2016 – 2017)
- Taubman Centers, Inc.:
  - Vice Chairman (2005-2016)
  - Chief Financial Officer (2005-2015)
  - Executive Vice President and Chief Financial and Administrative Officer (1997-2005)
- During the past five years, served as director of Taubman Centers, Inc. and Soave Enterprises, LLC
- Investment banker, Goldman, Sachs & Co. (1987-1997)



Reginald M. Turner

AGE: 58

DIRECTOR SINCE: 2015

POSITION:
Attorney and Member, Clark Hill PLC, a Detroit, Michigan-based law firm, since April 2000, and currently serves on its Executive Committee

RELEVANT SKILLS AND EXPERIENCE:
As an accomplished litigator and legal advisor with expertise in labor and employment law and government relations, Mr. Turner brings to our Board substantial insight in these areas. His background, coupled with his service as a director of a financial institution and a member of its enterprise risk committee, make him a valuable asset to our Board in the areas of risk management and finance. Mr. Turner has numerous and varied experiences in business, civic and charitable leadership roles, and his skills and insight benefit our Board as it considers issues of risk management, corporate governance and legal risk.

BUSINESS EXPERIENCE:
- Director of Comerica Incorporated since 2005, where he currently chairs that board's Enterprise Risk Committee and serves on its Audit Committee
- Past President of the National Bar Association and past President of the State Bar of Michigan
- Active in public service and with civic and charitable organizations, serving in leadership positions with the Detroit Public Safety Foundation, the Detroit Institute of Arts, and the Community Foundation for Southeast Michigan
- Past chair of the United Way for Southeastern Michigan; Mr. Turner continues to serve on its executive committee

DIRECTOR NOMINEES FOR CLASS II
(Term Expiring at the Annual Meeting in 2020)



Keith J. Allman

AGE: 55

DIRECTOR SINCE: 2014

POSITION:
Our President and Chief Executive Officer, since 2014

RELEVANT SKILLS AND EXPERIENCE:
Mr. Allman brings to our Board strong business leadership skills, hands-on operational experience with our businesses and valuable insight into our culture. He played an integral role in developing our strategies to strengthen our brands and improve our execution, which has helped to provide the foundation for the current direction of our Company. His key leadership positions within our Company have given him deep knowledge of all aspects of our business, and he also possesses a significant understanding of, and experience with, complex operations as well as company-specific customer expertise.

BUSINESS EXPERIENCE:
- Masco Corporation:
  - Group President (2011-2014)
  - President, Delta Faucet (2007-2011)
  - Executive Vice President, Builder Cabinet Group (2004-2007)
  - Served in various management positions of increasing responsibility at Merillat Industries (1998-2003)
- Director of Oshkosh Corporation



J. Michael Losh

AGE: 71

DIRECTOR SINCE: 2003

POSITION:
Retired Chief Financial Officer and Executive Vice President of General Motors Corporation, a global automotive company

RELEVANT SKILLS AND EXPERIENCE:
Mr. Losh has strong leadership skills gained through significant executive leadership positions and through his service on boards of other publicly held companies in various industries. His current activities provide him with valuable exposure to developments in board oversight responsibilities, corporate governance, risk management, accounting and financial reporting, which enhances his service to us as Chairman of our Board. In addition, Mr. Losh has experience with and understands complex international financial transactions. He possesses substantial finance and accounting expertise gained through his experience as Chief Financial Officer of large organizations and through his service on other boards and audit committees.

BUSINESS EXPERIENCE:
- Director of Prologis, Aon plc, and H.B. Fuller Company
- During the past five years, served as a director of CareFusion Corporation and TRW Automotive Holdings Corp.
- Interim Chief Financial Officer of Cardinal Health, Inc. (2004-2005)
- Served for 36 years in various capacities at General Motors Corporation until his retirement in 2000



Christopher A. O'Herlihy

AGE: 54

DIRECTOR SINCE: 2013

POSITION:
Vice Chairman of Illinois Tool Works Inc., a global diversified industrial manufacturer of specialized industrial equipment, consumables, and related service businesses, since 2015

RELEVANT SKILLS AND EXPERIENCE:
Mr. O'Herlihy joined Illinois Tool Works Inc. in 1989. During his almost 30 years with Illinois Tool Works, he has held several executive positions through which he has acquired extensive knowledge and experience in all aspects of business, including business strategy, operations, acquisitions, emerging markets, financial performance and structure, legal matters and human resources/talent management. His current responsibilities include developing and executing the overall corporate growth strategy. He brings to our Board strategic insight and understanding of complex business and manufacturing operations, as well as a valuable perspective of international business operations, gained through his experience with a multi-billion dollar diversified global organization.

BUSINESS EXPERIENCE:
- Illinois Tool Works Inc.:
  - Executive Vice President, with worldwide responsibility for Illinois Tool Works' Food Equipment Group (2010-2015)
  - Group President – Food Equipment Group Worldwide (2010)
  - Group President – Food Equipment Group International (2009-2010)
  - For almost 30 years, served in various positions of increasing responsibility, including as Group President of the Polymers and Fluids Group



Charles K. Stevens, III

AGE: 58

DIRECTOR SINCE: 2018

POSITION:
Executive Vice President and Chief Financial Officer of General Motors Company since 2014

RELEVANT SKILLS AND EXPERIENCE:
Mr. Stevens joined General Motors Company in 1983 with the Buick Motor Division. He brings over 30 years of financial experience to our board. His extensive background and expertise will provide our management and board with a significant understanding of finance, financial operations, international financial matters and consumer goods. His current responsibilities include leading General Motor Company's global financial and accounting operations.

BUSINESS EXPERIENCE:
- General Motors Company:
  - Chief Financial Officer of GM North America (2010-2014).
  - Interim Chief Financial Officer of GM South America (2011-2013)
  - Chief Financial Officer of GM de Mexico (2008-2010)
  - Chief Financial Officer of GM Canada (2006-2008)
  - For more than 30 years, served in various positions of increasing responsibility, including several leadership positions with GM's Asia Pacific region including China, Singapore, Indonesia and Thailand
- Member of the University of Michigan Stephen M. Ross School of Business Advisory Board.

BOARD OF DIRECTORS

Our Board of Directors is committed to maintaining our high standards of ethical business conduct and corporate governance principles and practices.

Key Facts about our Board
• Chairman of the Board: J. Michael Losh
• Our current Chairman and CEO roles are separate
• 7 Board meetings were held in 2017
• Over 80% of our continuing directors are independent
• Each member of our Audit Committee, Compensation Committee and Governance Committee is independent
• Over 70% of our continuing directors have joined our Board in the last 7 years
• 2 of our 11 continuing directors are female
• The average age of our continuing independent directors is 59

Leadership Structure of our Board of Directors

Mr. J. Michael Losh was appointed as Chairman of our Board on May 4, 2015. At that time, Mr. Losh also became the Chair of our Corporate Governance and Nominating Committee. Mr. Losh has served on our Board since 2003, including as the Chair of our Audit Committee from 2008-2015.

Effective Oversight of our Company

As an independent Chairman of our Board, Mr. Losh has a strong working relationship with the other directors and with our management. His responsibilities include:

- presiding at Board meetings and at executive sessions of the independent directors;

- providing advice to our CEO;

- consulting with management regarding information sent to our Board;

- approving our Board's meeting agendas and assuring that there is sufficient time for discussion of all agenda items;

- overseeing the Board's annual review of our strategic plan and its execution;

- calling meetings of the independent directors, as necessary; and

- overseeing our Board and Committee self-evaluation process.

Separation of our Chairman of the Board and CEO Roles

Our Board believes that its leadership structure is in the best interests of the Company and our stockholders at this time; however, our Board has no policy with respect to the separation of the roles of CEO and Chairman and believes that this matter should be discussed and determined by the Board from time to time, based on all of the then-current facts and circumstances. If the roles of Chairman and CEO are combined in the future, the role of Lead Director could become part of our Board leadership structure.

Communications with our Chairman of the Board

If you are interested in contacting the Chairman of our Board, you may send your communication in care of our Secretary to the address specified in "Communications with Our Board of Directors" below.

Director Independence

Our Corporate Governance Guidelines require that a majority of our directors qualify as "independent" under the requirements of applicable law and the New York Stock Exchange's listing standards.

Director Independence Standards

For a director to be considered independent, our Board must determine that the director does not have any direct or indirect material relationship with us. Our Board has adopted standards to assist it in making a determination of independence for directors. These standards are posted on our website at www.masco.com.

Assessment of our Directors' Independence

Our Board has determined that nine of our eleven continuing directors, including all of our non-employee directors other than Mr. Manoogian, are independent. As an employee, Mr. Allman, our President and Chief Executive Officer, is not an independent director. Our independent directors are Messrs. Alexander, Losh, O'Herlihy, Parfet, Plant, Stevens and Turner, Ms. Ffolkes and Ms. Payne.

In making its independence determinations, our Board reviewed all transactions, relationships and arrangements for the last three fiscal years involving each non-employee director and the Company.

- In evaluating Mr. O'Herlihy's independence, our Board considered our purchases of goods from Illinois Tool Works Inc. and its subsidiaries. The aggregate amount of these purchases was approximately $0.6 million in 2017. Illinois Tool Works has reported revenue of $14.3 billion in 2017. Our Board does not believe that Mr. O'Herlihy has a material interest in these transactions.

- In evaluating Ms. Ffolkes's independence, our Board considered our purchases of goods from Air Products and Chemicals, Inc. and its subsidiaries. The aggregate amount of these purchases was approximately $0.5 million in 2017. Air Products and Chemicals has reported revenue of $8.2 billion for its fiscal year ended September 30, 2017. Our Board does not believe that Ms. Ffolkes has a material interest in these transactions.

- In evaluating Mr. Stevens' independence, our Board considered an agreement that we had with General Motors Company that provided for a credit from General Motors Company on certain vehicles that we leased through third parties. Our credits for 2017 were approximately $2,500. General Motors Company has reported revenue of $145.6 billion in 2017. Our Board does not believe that Mr. Stevens has a material interest in this arrangement.

Our Board also determined that we did not make any discretionary charitable contributions exceeding the greater of $1 million or 2% of the revenues of any charitable organization in which any of our directors was actively involved in the day-to-day operations.

Committee Member Independence Assessment

Our Board has determined that each member of our Audit Committee, Compensation Committee and Governance Committee qualifies as independent.

Board Refreshment

Our Governance Committee reviews current director tenure, including whether any vacancies are expected on our Board due to retirement or otherwise, and periodically assesses the composition of our Board by reviewing director skills and expertise currently represented. Our Board's completion of director skills matrices has provided our Governance Committee insight into our Board composition. The Committee used this information to evaluate the skills and experience represented on our Board and to identify anticipated skills and experience that would be valuable in the future to best support the Company's strategic objectives. In 2017 our Governance Committee and Board focused on director candidate recruitment, which resulted in the appointment of two new independent directors, Ms. Marie Ffolkes and Mr. Charles Stevens.

Director Refreshment

Seven new independent directors have joined our Board since 2012, bringing fresh and diverse perspectives. These directors have particular strength in the areas of executive management, finance and accounting, global operations, business and growth strategy, brand management, risk management, talent management and government relations. We believe the addition of these new directors, combined with our directors who have experience with us, provides a desirable balance of deep, historical understanding of our Company and new perspectives, resulting in strong guidance and oversight to our executive management team.

Chairman and Committee Refreshment

In May 2015, our Board appointed Mr. Losh as our new independent Board Chairman. Mr. Losh has been a member of our Board since 2003, and served as our Audit Committee Chair from 2008 to 2015, stepping down from that position when he was appointed as Chair of our Governance Committee. Additionally, on an annual basis our Governance Committee evaluates committee chair and member assignments and changes are made periodically. In May 2015, new Chairs were appointed to our Audit and Compensation Committees.

Board Membership and Composition

Board Membership

Our Governance Committee believes that directors should possess exemplary personal and professional reputations, reflecting high ethical standards and values. The expertise and experience of directors should provide a source of strategic oversight, advice and guidance to our management. A director's judgment should demonstrate an inquisitive and independent perspective with acute intelligence and practical wisdom. Directors should be free of any significant business relationships which would result in a potential conflict in judgment between our interests and the interests of those with whom we do business. Each director should be committed to serving on our Board for an extended period of time and to devoting sufficient time to carry out the director's duties and responsibilities in an effective manner for the benefit of our stockholders. Our Governance Committee also considers additional criteria adopted by our Board for director nominees and the independence, financial literacy and financial expertise standards required by applicable law and by the New York Stock Exchange.

Board Composition

Neither our Board nor our Governance Committee has adopted a formal Board diversity policy. However, as part of its assessment of Board composition and evaluation of potential director candidates, our Governance Committee considers whether our directors hold diverse viewpoints, professional experiences, education and other skills and attributes that are necessary to enhance Board effectiveness. In addition, our Governance Committee believes that it is desirable for Board members to possess diverse characteristics of race, national and regional origin, ethnicity, gender and age, and considers such factors in its evaluation of candidates for Board membership.

Director Candidate Recommendations

The Governance Committee uses a number of sources to identify and evaluate director nominees. It is the Governance Committee's policy to consider director candidates recommended by stockholders. All Board candidates, including those recommended by stockholders, are evaluated against the criteria described above. Stockholders wishing to have the Governance Committee consider a candidate should submit the candidate's name and pertinent background information to our Secretary at the address stated below in "Communications with our Board of Directors." Stockholders who wish to nominate director candidates for election to our Board should follow the procedures set forth in our Certificate of Incorporation and Bylaws. For a summary of these procedures, see "2019 Annual Meeting of Stockholders" below.

Risk Oversight

Our Board oversees our risk management practices, both directly and through its Committees. Our Board exercises its risk oversight through an annual review and discussion of a comprehensive analysis prepared by management on material risks facing us and related mitigating activities; updates regarding these risks are presented at subsequent Board meetings. Our President and Chief Executive Officer, as the head of our management team and a member of our Board, assists our Board in its risk oversight function and leads those discussions.

Key Risk Oversight Responsibilities of our Board of Directors			
Strategic	Operational	Financial	Legal, regulatory and compliance

Key Risk Oversight Responsibilities of our Audit Committee	**Key Risk Oversight Responsibilities of our Compensation Committee**
• Financial reporting • Internal controls over financial reporting • Legal and regulatory compliance • Code of Business Ethics	• Executive compensation programs and policies • CEO and executive management succession planning

Board Meetings and Attendance

Board Meetings

Our Board held seven meetings in 2017, one of which focused primarily on reviewing our long-term strategic plan with management. In addition to the Board meetings at our corporate headquarters, in 2017 our directors visited one of our manufacturing facilities to observe operations and meet with the facility's management team.

Meeting Attendance

Each director attended at least 75% of our Board meetings and applicable committee meetings that were held in 2017 while such person served as a director. It is our policy to encourage directors to attend our Annual Meeting of Stockholders, and all of our directors attended our 2017 Annual Meeting except Ms. Ffolkes and Mr. Stevens, who joined our Board after the 2017 Annual Meeting, and Mr. Plant.

Executive Sessions

Our non-employee directors frequently meet in executive session without management, and the independent directors meet separately at least once per year. Mr. Losh, as our Chairman of the Board, presides over these executive sessions.

Communications with our Board of Directors

If you are interested in contacting our Chairman of our Board, an individual director, our Board as a group, our independent directors as a group, or a specific Board committee, you may send a communication, specifying the individual or group you wish to contact, in care of: Kenneth G. Cole, Secretary, Masco Corporation, 17450 College Parkway, Livonia, Michigan 48152.

COMMITTEES OF OUR BOARD OF DIRECTORS

The standing committees of our Board are the Audit Committee, the Compensation Committee and the Governance Committee. These committees function pursuant to written charters adopted by our Board. The committee charters, as well as our Corporate Governance Guidelines and our Code of Business Ethics, are posted on our website at www.masco.com and are available to you in print from our website or upon request.

Audit Committee



| Lisa A. Payne **Chair** | Mark R. Alexander | Marie A. Ffolkes | Christopher A. O'Herlihy | Donald R. Parfet | John C. Plant | Charles K. Stevens | Reginald M. Turner |

5 meetings in 2017

All members are independent and financially literate

Ms. Payne and Ms. Ffolkes and Messrs. Alexander, O'Herlihy, Parfet, Plant and Stevens qualify as "audit committee financial experts" as defined in Item 407(d)(5)(ii) of Regulation S-K

Audit Committee activities in 2017 included:

- reviewed and approved our 2016 Form 10-K;

- reviewed our Form 10-Qs filed in 2017;

- reviewed and approved our independent auditor's 2017 integrated audit plan and service fees;

- discussed with management quarterly updates on our internal controls over financial reporting;

- reviewed the performance of our internal and independent auditors;

- reviewed with management quarterly updates on ethics hotline matters;

- discussed with management certain key risk management matters;

- reviewed impact of adoption of new accounting standards; and

- reviewed and approved our 2018 internal audit annual operating plan.

Audit Committee responsibilities include assisting the Board in its oversight of:

- the integrity of our financial statements;

- the effectiveness of our internal controls over financial reporting;

- the qualifications, independence and performance of our independent auditors;

- the performance of our internal audit function; and

- the compliance with legal and regulatory requirements, including our employees' compliance with our Code of Business Ethics.

In addition, our Audit Committee reviews and discusses with management certain financial and non-financial risks.

Organization and Compensation Committee



Donald R. Parfet **Chair**	J. Michael Losh	Christopher A. O'Herlihy	Lisa A. Payne	Mary Ann Van Lokeren

6 meetings in 2017

All members are independent

Compensation Committee activities in 2017 included:

- reviewed and approved the 2016 incentive compensation paid to our executive officers;

- reviewed the alignment of our business strategy with the current incentive compensation structure for our executive officers;

- established the 2017 performance metrics and goals for our 2017 Annual Incentive Program and 2017-2019 Long Term Incentive Plan;

- evaluated CEO and executive management succession planning;

- reviewed our CEO pay ratio determination process;

- reviewed the independence of compensation consultant;

- reviewed with management reports on our 2017 shareholder engagement activities;

- discussed with management an organization and talent update and talent strategy; and

- assessed the risk of our compensation programs and policies.

Our Compensation Committee is responsible for:

- determining the compensation paid to our executive officers;

- evaluating the performance of our senior executives;

- determining and administering restricted stock awards and options granted under our stock incentive plan;

- administering our annual and long-term performance compensation programs; and

- reviewing our management succession plan, including periodically reviewing our CEO's evaluation and recommendation of potential successors.

In addition, our Compensation Committee evaluates risks arising from our compensation policies and practices, and has determined that such risks are not reasonably likely to have a material adverse effect on us. Our executive officers and other members of management report to the Compensation Committee on executive compensation programs at our business units to assess whether these programs or practices expose us to excessive risk.

Corporate Governance and Nominating Committee



| J. Michael Losh **Chair** | Mark R. Alexander | Marie A. Ffolkes | John C. Plant | Charles K. Stevens | Reginald M. Turner | Mary Ann Van Lokeren |

4 meetings in 2017

All members are independent

Governance Committee activities in 2017 included:

- reviewed director independence;

- reviewed and evaluated the composition of the Board and committees;

- recommended to the Board an increase in the number of directors and evaluated candidates;

- reviewed 2016 corporate and political contributions in accordance with our Political Contributions Policy;

- reviewed with management a report on our 2017 shareholder engagement activities;

- discussed with management significant governance trends; and

- engaged in director search process, which led to the appointment of Ms. Ffolkes and Mr. Stevens as directors.

Our Governance Committee is responsible for:

- advising our Board on the governance structure and conduct of our Board;

- developing and recommending to our Board appropriate corporate governance guidelines and policies;

- Board succession planning, including reviewing our Board's structure and composition and the tenure of our directors;

- identifying and recommending qualified individuals for nomination and re-nomination to our Board;

- recommending directors for appointment and re-appointment to Board committees; and

- reviewing and recommending to the Board our director compensation.

DIRECTOR COMPENSATION PROGRAM

Our non-employee directors receive the following compensation for service on our Board:

Compensation Element	Amount
Annual Cash Retainer	$120,000
Annual Equity Retainer (a)	Restricted stock with a value of $130,000 that vests in three equal installments over three years
Annual Chairman of the Board Cash Retainer	$200,000
Annual Committee Chair Cash Retainer (b)	$22,000 for the Audit Committee $18,000 for the Compensation Committee $12,000 for the Governance Committee
Meeting Fee (c)	None
Stock Retention Guideline	Directors must retain at least 50% of the shares of restricted stock they receive from us until their service as a director concludes

Annual Equity Retainer (row a): The restricted stock is granted under our Non-Employee Directors Equity Program.

Annual Governance Committee Chair Cash Retainer (row b): The Governance Committee Chair retainer is not paid if the director who chairs that committee also serves as the Chairman of our Board. Currently Mr. Losh serves as both our Chairman of the Board and Governance Committee Chair so he does not receive the Governance Committee Chair retainer.

Meeting Fee (row c): Our Board may approve the payment of meeting fees to directors serving on three or more standing committees or serving as members of a special committee constituted by our Board. No such fees were paid for 2017.

Other Compensation

Our non-employee directors may also receive the following benefits, which are available to all of our employees:

- Matching gifts program under which we will match up to $5,000 of a director's contributions to eligible 501(c)(3) tax-exempt organizations each year. Non-employee directors may participate in the matching gifts program until December 31 of the year in which their services as a director ends.

- Employee purchase program under which a director may obtain rebates on certain of our products purchased for their personal use.

In addition, if space is available, a director's spouse is permitted to accompany a director who travels on Company aircraft to attend Board or committee meetings.

Annual Review of our Director Compensation Program

Our Governance Committee reviews our director compensation program annually, including reviewing an analysis of the competitiveness of the program, and recommends any changes to our Board. No changes were made to our director compensation program in 2017. In 2016, upon the recommendation of our Governance Committee, our Board amended our Non-Employee Director Equity Program to impose a limit on the amount of equity a director may receive during a year. The Board adopted an annual limit of the greater of 25,000 shares or restricted shares with a grant date value of $500,000 as the limit for each director.

DIRECTOR COMPENSATION TABLE

The following table reflects 2017 compensation paid to our directors, other than Mr. Allman, who is also a Company employee and receives no additional compensation for his services as a director.

2017 Director Compensation

Name	Cash Fees Earned ($)	Restricted Stock Awards ($) (a)	All Other Compensation ($) (b)	Total ($)
Mark R. Alexander	120,000	130,162	—	250,162
Marie A. Ffolkes	50,000	86,877	—	136,877
J. Michael Losh	320,000	130,162	5,000	455,162
Richard A. Manoogian	120,000	130,162	—	250,162
Christopher A. O'Herlihy	120,000	130,162	5,000	255,162
Donald R. Parfet	138,000	130,162	5,000	273,162
Lisa A. Payne	142,000	130,162	5,000	277,162
John C. Plant	120,000	130,162	—	250,162
Charles K. Stevens	—	—	—	—
Reginald M. Turner	120,000	130,162	—	250,162
Mary Ann Van Lokeren	120,000	130,162	5,000	255,162

Restricted Stock Awards (column a): In May 2017, we granted 3,570 shares of restricted stock to each non-employee director, except for Ms. Ffolkes, whose service as a director began in September 2017, and Mr. Stevens, whose service began in February 2018. Ms. Ffolkes received an award of 2,190 shares in October 2017 as pro-rated equity compensation for her service as a director. The amounts reported in this column reflect the aggregate grant date fair value of the shares, calculated in accordance with accounting guidance. Directors only realize the value of restricted stock awards over time because the vesting of awards occurs pro rata over three years, and one-half of these shares must be retained until completion of their service on our Board.

All Other Compensation (column b): The amounts reported in this column reflect our contributions in 2017 to eligible tax-exempt organizations under our matching gifts program, as described above, for which directors receive no direct financial benefit. The matching contributions were attributable to director charitable contributions made in 2017.

Unvested Restricted Stock and Stock Options Outstanding: The following table reports the aggregate number of shares of unvested restricted stock, and the aggregate number of stock options outstanding, held on December 31, 2017 by each director who was serving on that date. Our Board ceased granting stock options to non-employee directors in 2010; however, a portion of the stock options granted before then remains outstanding. The stock options outstanding for Mr. Manoogian were granted while he was a Company employee.

Director	Unvested Restricted Stock	Stock Options Outstanding
Mark R. Alexander	9,138	—
Marie A. Ffolkes	2,190	—
J. Michael Losh	7,968	18,234
Richard A. Manoogian	7,968	569,821
Christopher A. O'Herlihy	7,968	—
Donald R. Parfet	7,968	—
Lisa A. Payne	7,968	18,234
John C. Plant	7,968	—
Reginald M. Turner	8,233	—
Mary Ann Van Lokeren	7,968	9,117

RELATED PERSON TRANSACTIONS

Our Board of Directors has adopted a Related Person Transaction Policy that requires our Board or a committee of independent directors to approve or ratify any transaction involving us in which any director, director nominee, executive officer, 5% beneficial owner or any of his or her immediate family members has a direct or indirect material interest.

Related Persons Transaction Policy

Our policy covers:

- financial transactions and arrangements, or any series of similar transactions;

- indebtedness and guarantees of indebtedness; and

- transactions involving employment.

Our policy excludes transactions determined by our Board not to involve a material interest of the related person, such as:

- ordinary course of business transactions of $120,000 or less;

- transactions in which the related person's interest is derived from service as a director of another entity or ownership of less than 10% of another entity's stock; and

- transactions in which the related person's interest is derived from service as a director, trustee or officer of a not-for-profit organization or charity that receives donations from us, which are made in accordance with our matching gifts program.

Assessing Related Person Transactions

Our policy requires directors, director nominees and executive officers to provide prompt written notice to our Secretary of any related transaction so it can be reviewed by our Governance Committee. If the Governance Committee determines that the related person has a direct or indirect material interest in the transaction, it will consider all relevant information to assess whether the transaction is in, or not inconsistent with, our best interests and the best interests of our stockholders. The Governance Committee annually reviews previously-approved ongoing related transactions to determine whether the transactions should continue.

Related Persons Transactions for 2017

There have been no transactions since January 1, 2017 required to be described in this proxy statement that were not subject to review, approval or ratification in accordance with this policy.

On-Going Related Person Transactions

Our Governance Committee previously approved the on-going related transaction described below.

Transactions with Mr. Richard A. Manoogian

In accordance with the terms of our 2009 agreement with Mr. Manoogian, who transitioned to Chairman Emeritus in 2012, we provided him with office space for half of the year, an administrative assistant and reasonable equipment and supplies for his personal use, which together aggregated approximately $212,000 for 2017. We also charged Mr. Manoogian the full cost for additional office space for half of the year and related equipment and supplies used by his personal and charitable foundation staff and for a driver and the incremental cost for his use of our aircraft (with prior approval from our CEO), all of which aggregated approximately $176,300 for 2017. In June 2017, we ceased providing dedicated office space and a driver to Mr. Manoogian and office space, equipment and supplies to Mr. Manoogian's personal and charitable foundation staff.

Proposal 1: Election of Class III Directors

The term of office of our Class III Directors, who are Mark R. Alexander, Richard A. Manoogian, John C. Plant and Mary Ann Van Lokeren, expires at this meeting. Ms. Van Lokeren, who has served on our Board of Directors since 1997, will be retiring from our Board effective as of the date of our Annual Meeting of Stockholders, at which time the number of directors on our Board will be reduced to eleven.

Our Board proposes the re-election of Messrs. Alexander, Manoogian and Plant to serve as Class III Directors. The term of the Class III Directors elected at this Annual Meeting will expire at the Annual Meeting of Stockholders in 2021, or when their respective successors are elected and qualified.

Our Corporate Governance and Nominating Committee recommended Mr. Manoogian stand for re-election based on his past leadership of our Company as Chairman and Chief Executive Officer and on his tenure as a director. The Board has made an exception to its age 72 retirement policy for Mr. Manoogian and recommends Mr. Manoogian for re-election as a director.

Our Board expects that the persons named as proxy holders on the proxy card will vote the shares represented by each proxy for the election of each director nominee unless a contrary direction is given. If, prior to the meeting, a nominee is unable or unwilling to serve as a director, which our Board does not expect, the proxy holders may vote for an alternate nominee recommended by our Board, or our Board may reduce its size.

Information regarding each of our director nominees can be found above in "Director Nominees for Class III."

Our Board recommends a vote FOR the election to our Board of Directors of each of the following Class II Director nominees:

Name	Age	Director Since	Occupation
Mark R. Alexander	53	2014	Senior Vice President of Campbell Soup Company and President of Americas Simple Meals and Beverages, Campbell Soup Company (through April 2, 2018)
Richard A. Manoogian	81	1964	Our Chairman Emeritus
John C. Plant	64	2012	Retired Chairman of the Board and Chief Executive Officer of TRW Automotive Holdings Corp.

The affirmative vote of a majority of the votes cast by shares entitled to vote is required for the election of directors. Abstentions and broker non-votes are not counted as votes cast, and therefore do not affect the outcome of the election.



Compensation Discussion and Analysis Summary

Our executive compensation programs are designed to promote the long-term interests of our stockholders by attracting and retaining talented executives and motivating them to achieve our business objectives and to create stockholder value. We believe that our performance, our achievement of strategic business goals and the creation of long-term stockholder value should impact a significant portion of our executive officers' compensation. Our Compensation Committee oversees our compensation programs and the compensation paid to our executive officers.

HOW OUR 2017 FINANCIAL PERFORMANCE IMPACTED OUR EXECUTIVE OFFICERS' COMPENSATION

We delivered solid financial results in 2017. Our reported sales for the full year increased 4% to $7.6 billion, our operating profit for the full year increased 11% to $1.2 billion and we increased our operating profit margin to 15.3% from 14.3%. Based on our financial performance in 2017, our executive officers earned compensation pursuant to our performance-based compensation programs, which include:

- An annual performance program under which we pay cash bonuses and grant restricted stock to our executive officers if we meet annual performance goals; and

- A Long Term Cash Incentive Program ("LTCIP") under which we make cash awards to our executive officers if we meet return on invested capital performance goals over a three-year period.

The following tables reflect our target goals for our 2017 annual performance program and our 2015-2017 LTCIP and our performance relative to those goals. We exceeded our target operating income goal for our annual performance program, but we did not achieve the target for working capital as a percent of sales goal, which reduced the payout to our executive officers.

2017 ANNUAL PERFORMANCE PROGRAM

Performance Metric	Target	Performance (as adjusted)	Weighted Performance Percentage
Operating Profit (in millions)	$1,127	$1,185	119%
Working Capital as a Percent of Sales	12.8%	13.9%	

2015-2017 LTCIP

Performance Metric	Target	Performance (as adjusted)	Performance Percentage
Return on Invested Capital	12%	13.6%	132%

- See "Our 2017 Annual Performance Program" and "Our Long Term Incentive Program" below for a description of our calculation of operating profit, working capital as a percent of sales and ROIC performance.

Compensation Discussion and Analysis Summary

Based on this performance, we paid the following compensation to our executive officers under our 2017 annual performance program and 2015-2017 LTCIP:

Name	Cash Bonus ($)	Restricted Stock Award ($)	2015-2017 LTCIP Cash Award	Total ($)
Keith J. Allman	2,144,100	2,143,996	2,178,000	6,466,096
John G. Sznewajs	609,800	609,621	618,800	1,838,221
Richard A. O'Reagan	468,600	468,486	445,500	1,382,586
Kenneth G. Cole	344,200	344,202	313,200	1,001,602
Christopher K. Kastner	265,100	264,998	231,000	761,098

OTHER PERFORMANCE COMPENSATION WE PAID IN 2017

We grant stock options annually to our executive officers to align their long-term interests with those of our stockholders by reinforcing the goal of long-term share price appreciation. In 2017, our Compensation Committee awarded to our executive officers the following stock options that vest ratably over five years:

Name	Stock Options Awarded (#)	Option Exercise Price ($ per share)	Value of Stock Options Awarded ($)
Keith J. Allman	173,250	33.75	1,675,328
John G. Sznewajs	55,000	33.75	531,850
Richard A. O'Reagan	37,500	33.75	362,625
Kenneth G. Cole	27,790	33.75	268,729
Christopher K. Kastner	21,180	33.75	204,811

- The value of the stock options awarded is the aggregate grant date fair value of stock options, calculated in accordance with accounting guidance.

- These stock options will provide value to our executive officers only if the price of our common stock increases above the option exercise price.

Compensation Discussion and Analysis Summary

OUR EXECUTIVE OFFICERS' PERFORMANCE-BASED TARGET COMPENSATION

Our target compensation mix for our CEO and our other executive officers reflects our emphasis on long-term, performance-based compensation that incentivizes our executive officers to make strategic decisions that will strengthen our business and create long-term value for our stockholders. In 2017, 86% of our CEO's target compensation and 73% of our other executive officers' target compensation was performance-based, as shown in the graphs below.



OUR COMPENSATION PROGRAM HIGHLIGHTS

Our compensation practices include:

- ✔ **Long-Term Incentives** - Our compensation programs are weighted toward long-term incentives. We give approximately equal weight to performance-based restricted stock, stock options and our three-year LTCIP. In 2017, we modified our long-term incentive program by replacing the cash award with performance-based restricted stock units ("PRSUs").

- ✔ **Five-Year Vesting for Equity Awards** - Our performance-based restricted stock and stock option awards vest over five years, which is longer than typical market practice.

- ✔ **Long-Term Performance Program** - A significant portion of our executive officers' compensation opportunity is based on the achievement of a long-term performance goal.

- ✔ **Clawback Policy** - If we restate our financial statements, other than as a result of changes to accounting rules or regulations, our clawback policy allows us to recover incentive compensation paid to our executives in the three-year period prior to the restatement, regardless of whether misconduct caused the restatement.

- ✔ **Stock Ownership Requirements** - We have minimum stock ownership requirements for our executive officers, including requiring our CEO to own stock valued at six times his base salary. As of December 31, 2017, each of our executive officers met his or her stock ownership requirement.

- ✔ **Double-Trigger Vesting** - We have double-trigger vesting of equity on a change in control.

- ✔ **Tally Sheets and Risk Analysis** - Our Compensation Committee uses tally sheets and analyzes risk in setting executive compensation.

Compensation Discussion and Analysis Summary

✔ **Competitive Analysis** - On an annual basis, our Compensation Committee reviews a market analysis of executive compensation paid by our peer companies and published survey data for comparably-sized companies.

✔ **Limited Perquisites** - We provide limited perquisites to our executive officers.

Our compensation practices do <u>not</u> include:

✘ **Excise Tax Gross-Ups** - We have eliminated the excise tax gross-up feature on all of the equity grants made since 2012.

✘ **Hedging or Pledging** - Our policy prohibits executives and directors from hedging our stock and from making future pledges of our stock.

✘ **Contractual Termination Arrangements** - We have no change in control agreements, contractual severance agreements or employment agreements providing for severance payments with our executive officers.

✘ **Option Repricing** - Our equity plan prohibits the repricing of options without stockholder approval.

STOCKHOLDER ENGAGEMENT

At our 2017 Annual Meeting, 98% of the votes cast on our say-on-pay proposal approved the compensation we paid to our executive officers. Although the say-on-pay vote is advisory and non-binding, our Compensation Committee believes this approval percentage indicates strong support for our continued efforts to enhance our pay-for-performance practices, and our Compensation Committee concluded that our stockholders endorse our current executive compensation programs and policies.

In 2017, we continued our robust stockholder engagement program through which we encourage certain of our stockholders to engage in dialogue with us twice per year. During the year, we reached out to stockholders holding over 45% of our outstanding shares. We received positive feedback from the stockholders with whom we spoke regarding the structure of our compensation programs and practices, which was reflective of the strong support we received for our say-on-pay proposal over the past four years. We provide reports on the feedback we receive to our Compensation Committee and Governance Committee.

COMPENSATION DECISIONS IN 2017

Our 2017 Financial Performance

We delivered solid financial results in 2017. Our reported sales for the full year increased 4% to $7.6 billion, our operating profit for the full year increased 11% to $1.2 billion and we increased our operating profit margin to 15.3% from 14.3%. Our sales growth was driven by our longstanding commitment to customer-focused innovation and successful new programs. Our operating profit growth demonstrates our strong operating leverage and continued improvements in cost productivity.

In addition to delivering sales and operating profit growth, in 2017 we returned capital to our stockholders by repurchasing $331 million in shares of our stock and increasing our annual dividend by approximately 5%. Finally, we continued the execution of our strategy to position us for future growth by focusing on leveraging opportunities across our businesses, driving the full potential of our core businesses and actively managing our portfolio.

How We Performed Against our Performance Compensation Goals

Our 2017 annual performance program was based on operating profit and working capital as a percent of sales metrics. We exceeded the target operating profit goal for this program, but we did not achieve the target working capital as a percent of sales goal, which resulted in an overall performance percentage of 119%. As a result, consistent with our commitment to pay-for-performance, our executive officers earned cash bonuses and restricted stock awards based on this achievement (see "Our 2017 Annual Performance Program" below).

Our LTCIP for the three-year performance period of 2015 to 2017 was based on a return on invested capital ("ROIC") metric, and we significantly improved our ROIC over the three-year period. Our adjusted ROIC in 2015, 2016 and 2017 was 11.6%, 14.0%, and 15.3% respectively, for an average adjusted ROIC of 13.6% over the three-year performance period. This level of performance exceeded the target ROIC goal for this program, and we achieved a performance percentage of 132% (see "Our Long-Term Incentive Program" below).

Our 2017 Annual Performance Program

Program Opportunities

We provide annual performance-based cash bonus and restricted stock opportunities to our executive officers to emphasize achievement of rigorous annual performance goals, provide incentive to achieve our critical business objectives, and align our executive officers' interests with those of our stockholders.

Our Compensation Committee establishes the cash bonus and restricted stock opportunities available to each executive officer as a percent of the officer's annual base salary. An executive officer can earn up to the maximum opportunity as both a cash bonus payment and restricted stock award. Our executive officers had the following opportunities in 2017 under our annual performance program:

Name	Opportunity for Cash Bonus as a % of Annual Base Salary			Name	Opportunity for Restricted Stock Award as a % of Annual Base Salary		
	Minimum	Target	Maximum		Minimum	Target	Maximum
Keith J. Allman	0%	150%	300%	Keith J. Allman	0%	150%	300%
John G. Sznewajs	0%	75%	150%	John G. Sznewajs	0%	75%	150%
Richard A. O'Reagan	0%	75%	150%	Richard A. O'Reagan	0%	75%	150%
Kenneth G. Cole	0%	65%	130%	Kenneth G. Cole	0%	65%	130%
Christopher K. Kastner	0%	55%	110%	Christopher K. Kastner	0%	55%	110%

Performance Metrics

Our Compensation Committee selected operating profit and working capital as a percent of sales metrics for our annual 2017 performance program because it believed that improvement in these metrics would continue to drive stockholder value. These metrics are easily derived from our audited financial statements, which our Compensation Committee believes provides transparency both for our stockholders (as requested from stockholders when we sought feedback) and our executive officers. Our Compensation Committee gave a 75% weighting to the operating profit metric and a 25% weighting to the working capital as a percent of sales metric.

Program Targets and Achievement

In setting our performance targets, our Compensation Committee reviews our operating forecast for the year, taking into account general economic and industry conditions. In establishing the 2017 performance targets, it was expected there would be continued improvement in the overall economy, that consumer spending for both large and small home improvement projects and housing starts would increase in 2017 and that there would be improved performance from all of our businesses. Our Compensation Committee also expected that we would continue to incur incremental expenses related to growth investments and the launch of new programs with our retail and dealer customers.

In 2017, our adjusted operating profit was $1,185 million, which represents 158% of our operating profit target. We did not achieve our working capital as a percent of sales target principally due to increased inventory levels at certain of our business units. Our actual performance percentage for the 2017 annual performance program was 119% of target.



Performance Metric	Threshold (40% Payout)	Target (100% Payout)	Maximum (200% Payout)	Percentage Attained	Weighting	Performance Percentage
Operating Profit (in millions)	$1,067	$1,127	$1,227	158% x	75% =	119%
Working Capital as a Percent of Sales	13.1%	12.8%	12.3%	0% x	25% =	0%
Performance Percentage						119%

To determine achievement of our operating profit performance target, we adjusted our 2017 reported operating profit from continuing operations of $1,169 million by $16 million for rationalization charges and other items. Our operating profit for purposes of the annual performance program was $1,185 million.

To determine achievement of our working capital as a percent of sales performance target, we define working capital as a percent of sales as the quarter-end averages of our reported accounts receivable and inventories, less accounts payable, divided by our reported sales for the year. For 2017, our working capital as a percent of sales was 13.9%.

Compensation Paid Under the 2017 Program

We calculated the actual cash bonuses to be paid and restricted stock award values to be granted to our executive officers under the 2017 annual performance program by multiplying the target opportunities for each executive officer by the 119% performance percentage and multiplying that result by each executive officer's base salary as of December 31, 2017, as follows:

Name	Target Opportunity		Performance Percentage		Base Salary ($)		Amount of Cash Bonus ($)	Value of Restricted Stock Award ($) (a)	Total 2017 Annual Performance Compensation ($)
Keith J. Allman	150%	×	119%	×	1,201,200	=	2,144,100	2,143,996	4,288,096
John G. Sznewajs	75%	×	119%	×	683,200	=	609,800	609,621	1,219,421
Richard A. O'Reagan	75%	×	119%	×	525,000	=	468,600	468,486	937,086
Kenneth G. Cole	65%	×	119%	×	445,000	=	344,200	344,202	688,402
Christopher K. Kastner	55%	×	119%	×	405,000	=	265,100	264,998	530,098

Value of Restricted Stock Award (column a): The number of shares of restricted stock granted is determined by dividing the value of the restricted stock award by the closing price of our common stock on the grant date and rounding to the nearest ten shares. The amount reflected in this column is the value of the shares of restricted stock granted. These restricted stock awards vest on a pro-rata basis over five years following the grant date, so our executive officers do not realize the value of these stock awards until they vest.

Our Long-Term Incentive Program

Program Opportunities

In 2012 our Compensation Committee established the LTCIP to provide a meaningful incentive for our executive officers to achieve long-term growth and profitability. Our executive officers earn a performance award in cash under the LTCIP when we achieve a performance goal over a three-year period.

Our Compensation Committee established the LTCIP opportunity available to each executive officer as a percent of the executive officer's annual base salary at the beginning of each LTCIP three-year performance period.

Our executive officers, other than Mr. Allman, had the following LTCIP opportunities under the 2015-2017 LTCIP.

Name	Opportunity under the 2015-2017 LTCIP		
	Minimum	Target	Maximum
John G. Sznewajs	0%	75%	150%
Richard A. O'Reagan	0%	75%	150%
Kenneth G. Cole	0%	65%	130%
Christopher K. Kastner	0%	50%	100%

Mr. Allman's LTCIP for 2015-2017 is based on a target incentive of $1,650,000, with a minimum of 0% and a maximum of 200% of his target amount.

In 2017, to further align our executives' compensation with the interests of our stockholders, our Compensation Committee modified our long-term incentive program by replacing the cash award with performance-based restricted stock units ("PRSUs"). Beginning in 2017, PRSUs will be granted to our

executive officers at the beginning of each three-year performance period under the Long-Term Incentive Program ("LTIP"). The grant of PRSUs may entitle our executive officers to receive shares of our stock based on achieving a performance goal over a three-year period. In 2019, our executive officers will continue to have the opportunity to receive a performance award in cash in connection with the 2016-2018 LTCIP performance period.

Performance Metric

Our Compensation Committee chose the ROIC performance metric because ROIC reinforces our executive officers' focus on capital efficiency and consistent return on capital. Additionally, our stockholders have told us that ROIC is a measure of importance to them in their assessment of our long-term stockholder value.

Program Targets and Achievement

Our Compensation Committee established the following ROIC goals and corresponding payout percentages for the 2015-2017 and 2016-2018 LTCIP performance periods and the 2017-2019 LTIP performance period. These performance goals are consistent with our long-range business plan and require a high level of performance to achieve:

	Three-Year Average ROIC		
	Threshold (40% Payout)	Target (100% Payout)	Maximum (200% Payout)
2015-2017 LTCIP Performance Period (adjusted after TopBuild spin off)	9.0%	12.0%	17.0%
2016-2018 LTCIP Performance Period	9.0%	12.0%	17.0%
2017-2019 LTIP Performance Period	11.0%	14.0%	19.0%

Our Compensation Committee establishes performance goals at the beginning of each three-year period. After the spin off of TopBuild Corp., our Compensation Committee determined it was appropriate to adjust the ROIC goals for the 2015-2017 performance period to reflect the change in our business as a result of the spin off. Although our Compensation Committee determined to keep the 2016-2018 performance period goals the same as the prior three-year performance period, it significantly increased the three-year average ROIC threshold, target and maximum for the 2017-2019 performance period. The use of ROIC for our long-term incentives in conjunction with operating profit growth goals in our annual performance program helps ensure our executive officers are encouraged to make new, profitable investments to achieve these goals.

From 2015 to 2017, we substantially improved our ROIC through our improved operating profit performance, cost reductions and market share gains. As a result, we achieved adjusted ROIC of 15.3% in 2017. Under the LTCIP, we use the average annual ROIC performance over a three-year period to determine the award amount. Our average adjusted ROIC was 13.6% for the 2015-2017 performance period (as noted in the box below), resulting in a performance percentage of 132%.



Performance Metric	Threshold (40% Payout)	Target (100% Payout)	Maximum (200% Payout)	Performance Percentage
Return on Invested Capital	9.0%	12.0%	17.0%	132%

Under the LTCIP, we define ROIC as after-tax operating income from continuing operations adjusted to exclude the effect of special charges and certain other non-recurring income and expenses, divided by adjusted invested capital. Adjusted invested capital includes shareholders' equity, which we adjust to add back the cumulative after-tax impact of goodwill and intangible asset impairment charges and to exclude

the impact of certain non-operating income and expenses and the effects of special charges, plus short-term and long-term debt minus cash. Our Compensation Committee believes that these adjustments are important to reflect our actual investment at the time we invested in our current businesses. The following shows our ROIC in 2015, 2016 and 2017 taking these adjustments into account:

	ROIC As Reported	ROIC As Adjusted Under LTCIP
2015	26.1%	11.6%
2016	40.1%	14.0%
2017	43.2%	15.3%
2015-2017 Three-Year Average		13.6%

Compensation Paid Under the 2015-2017 LTCIP

The following table reflects the cash awards paid to our executive officers under the 2015-2017 LTCIP. Except for Mr. Allman, we calculated the award amount by multiplying the target opportunity for each executive officer by 132%, the performance percentage achieved, and multiplying the result by each executive officer's base salary in 2015. Mr. Allman's target opportunity for the 2015-2017 LTCIP was set at $1,650,000. We calculated Mr. Allman's award amount by multiplying $1,650,000 by the performance percentage achieved.

Name	Target Opportunity		Payout Percentage		Base Salary in 2015 ($)		2015 –2017 LTCIP Cash Award ($)
Keith J. Allman	$1,650,000	×	132%		n/a	=	2,178,000
John G. Sznewajs	75%	×	132%	×	625,000	=	618,800
Richard A. O'Reagan	75%	x	132%	x	450,000	=	445,500
Kenneth G. Cole	65%	×	132%	×	365,000	=	313,200
Christopher K. Kastner	50%	x	132%	x	350,000	=	231,000

PRSUs Granted Under the 2017-2019 LTIP

The following table reflects the PRSUs granted to our executive officers under the 2017-2019 LTIP. The amounts reflected in the PRSU Grant column are based upon the number of PRSUs granted on March 22, 2017, which we valued at $33.92 per share, the closing price of our stock on the day of the grant, and assuming the target award would be earned at the end of the three-year performance period under our LTIP. The actual number of shares of stock awarded, if any, will be determined after the three-year performance period ending on December 31, 2019.

Name	Target Opportunity		Base Salary as of 3/22/2017		Stock Price on 3/22/2017 ($)		2017-2019 LTIP PRSU Grant (#)
Keith J. Allman	150%	×	1,155,000	÷	33.92	=	51,080
John G. Sznewajs	75%	×	663,300	÷	33.92	=	14,670
Richard A. O'Reagan	75%	x	500,000	÷	33.92	=	11,060
Kenneth G. Cole	65%	×	427,500	÷	33.92	=	8,190
Christopher K. Kastner	50%	x	385,000	÷	33.92	=	6,240

Stock Options Granted in 2017

We grant stock options annually to our executive officers. The value of the stock option grants approximates the target opportunity for each executive officer with respect to our annual performance program. Our Compensation Committee believes that stock options are an important component of our executive compensation program because they align our executive officers' long-term interests with those of our stockholders by reinforcing the goal of long-term share price appreciation. In 2017, our Compensation Committee awarded to our executive officers the following stock options to our executive officers that vest ratably over five years:

Name	Stock Options Awarded (#)	Option Exercise Price ($)	Value of Stock Options Awarded ($) (a)
Keith J. Allman	173,250	33.75	1,675,328
John G. Sznewajs	55,000	33.75	531,850
Richard A. O'Reagan	37,500	33.75	362,625
Kenneth G. Cole	27,790	33.75	268,729
Christopher K. Kastner	21,180	33.75	204,811

Value of Stock Options Awarded (column a): The value of stock options awarded is the aggregate grant date fair value of the stock options awarded, calculated in accordance with accounting guidance.

Other Components of our Executive Compensation Program

Base Salary

We pay our executive officers a base salary to provide each of them with a minimum, base level of cash compensation. During 2017, our Compensation Committee engaged its independent compensation consultant, Semler Brossy Consulting Group, LLC ("Semler Brossy"), to perform a competitive analysis of CEO pay levels within our peer group, as well as for similarly situated companies outside of that group.

In determining the appropriate compensation adjustments for our other executive officers, our Compensation Committee conducts a review with our CEO of the performance and contributions of our executive officers in the prior year; considers market survey data in published executive compensation surveys for companies with annual revenues similar to ours and significant changes in the scope and complexity of the executive officer's role; and receives input from Semler Brossy.

Based on our Compensation Committee's review and analysis, and our Board's assessment of Mr. Allman's performance, our Compensation Committee approved the following base salary increases:

Name	Previous Base Salary ($)	Salary Increase Percentage	Current Base Salary ($)
Keith J. Allman	1,155,000	4%	1,201,200
John G. Sznewajs	663,300	3%	683,200
Richard A. O'Reagan	500,000	5%	525,000
Kenneth G. Cole	427,500	4%	445,000
Christopher K. Kastner	385,000	5%	405,000

Perquisites and Other Compensation

We offer a limited number of perquisites to our executive officers, as follows:

- Personal use of our Company aircraft, which we maintain for business purposes. Our Compensation Committee has evaluated our policies and valuation practices for personal use of these aircraft, and our Board has requested that our CEO use our aircraft for both business and personal travel, with personal travel subject to prior approval by the Chairman of our Board. We may occasionally permit other executive officers to use our aircraft for personal travel.

- An estate and financial planning program to assist them in financial planning and tax preparation. This program provides up to $10,000 per year.

- Relocation benefits, which may include reimbursement for certain moving and temporary living expenses and cash for incidental costs related to relocation.

Retirement Programs

We maintain the following defined contribution retirement plans for all of our employees, including our executive officers:

- 401(k) Savings Plan: Our 401(k) Savings Plan is a tax-qualified plan that includes a matching and profit sharing component, if applicable.

- Benefits Restoration Plan ("BRP"): Our BRP enables all of our highly-compensated employees to obtain the full financial benefit of the 401(k) Savings Plan, notwithstanding various limitations imposed on the plans under the Internal Revenue Code (the "Code").

Our executive officers may also be entitled to receive benefits under the following frozen defined benefit plans:

- Masco Corporation Pension Plan;

- BRP applicable to the Masco Corporation Pension Plan; and

- Supplemental Executive Retirement Plan ("SERP"): Mr. Sznewajs is the only current executive officer eligible to receive benefits under a SERP.

In 2010, we froze accruals in all of these defined benefit plans, as well as in all of our other defined benefit plans offered to our U.S. employees. Consequently, the pension benefits ultimately payable to executive officers are essentially fixed, although Mr. Sznewajs's vesting in the frozen accrued SERP benefit has continued. Mr. Sznewajs will not be fully vested in his frozen SERP benefit unless he continues to be employed with us until he is age 55, or we experience a change in control (see "Payments Upon a Change in Control" below).

OUR EXECUTIVE COMPENSATION PROGRAM HIGHLIGHTS

We Provide Long-Term Equity Incentives

We believe that having a significant ownership interest in our stock is critical to aligning the interests of our executive officers with the long-term interests of our stockholders. Accordingly, restricted stock awards and stock options are important components of our executive officers' compensation. Our equity awards are priced based on the closing price on the date of grant, unless the grant date occurs within seven days prior to the release of our financial results. In that event, the grant is effective at the end of the second trading day after the release of the results and priced based on the closing price of our common stock on that date. Our restricted stock awards and stock options vest in 20% installments over five years. Five-year vesting defers the executives' realization of the full benefit of equity-based compensation for a substantial period of time and is longer than typical market practice. The value our executive officers ultimately realize from equity awards depends on the long-term performance of our common stock. Further, equity awards do not vest immediately upon retirement. Instead, following retirement, equity awards generally continue to vest in accordance with the remaining vesting period. Our executive officers understand that our performance will continue to impact them financially even after they retire, thereby reinforcing their focus on the long-term enhancement of stockholder value.

We Have a Long-Term Incentive Program

Through our stockholder engagement we learned that our stockholders strongly support a performance compensation program that measures performance over several years. Based on this feedback, in 2012, we implemented our LTCIP, which measures performance over a three-year period. For the 2015-2017 performance period we measured performance based on ROIC. As a result, a significant portion of our executive officers' compensation opportunity is based on the achievement of a long-term performance goal.

In 2017, to further align our executives' compensation with the interests of our stockholders, our Compensation Committee modified our long-term incentive program by replacing the cash award with PRSUs. Beginning in 2017, PRSUs will be granted to our executive officers at the beginning of each three-year performance period under the LTIP. The grant of PRSUs may entitle our executive officers to receive shares of our stock if we achieve a performance goal over a three-year period. In 2019, our executive officers will continue to have the opportunity to receive a performance award in cash in connection with the 2016-2018 LTCIP performance period.

We Can Clawback Incentive Compensation

If we restate our financial statements, other than as a result of changes to accounting rules or regulations, our Compensation Committee may recover from our executives incentive compensation that was paid or granted in the three-year period prior to the restatement, regardless of whether misconduct caused the restatement.

We Require Minimum Levels of Stock Ownership by our Executives

We require minimum stock ownership for our executive officers to further reinforce the alignment of their long-term financial interests with the interests of our stockholders. This requirement ensures that our executive officers maintain a substantial investment in our common stock and that a meaningful amount of each executive officer's personal net worth is invested in our Company. Our executive officers are required to achieve the stock ownership necessary to meet the stock ownership requirements within three years of becoming subject to them.

Our Compensation Committee reviews our executive officers' ownership of our common stock annually to ensure compliance with our stock ownership guidelines. Our executive officers' direct stock holdings and unvested restricted stock awards (but not unvested PRSUs) are counted toward satisfaction of the guidelines. As of December 31, 2017, when the closing price of our common stock was $43.94, each of our executive officers met the stock ownership requirement.

Name	Minimum Stock Ownership Requirements		Actual Ownership	
	Multiple of Base Salary	Multiple Expressed in Dollars as of 12/31/2017 ($)	Multiple of Base Salary	Value of Shares Held by Executive as of 12/31/2017 ($)
Keith J. Allman	6	7,207,200	12.4	14,911,654
John G. Sznewajs	3	2,049,600	14.5	9,939,008
Richard A. O'Reagan	2	1,050,000	5.8	3,064,200
Kenneth G. Cole	2	890,000	7.9	3,510,411
Christopher K. Kastner	2	810,000	3.9	1,560,925

We Adopted Double-Trigger Change of Control Provisions for our Equity Awards

The terms of our equity awards granted after 2012 provide that the awards will vest only if there is both a change in control of our Company and the recipient of the award is terminated from employment at the time of the change in control or within two years after the change in control, or terminates employment for good reason (for example, if his or her job duties have been significantly diminished) ("double-trigger" vesting), or if the recipient's awards are not replaced with comparable awards by the acquiring company.

Our Compensation Committee Conducts an Annual Compensation Risk Evaluation

Our Compensation Committee annually conducts a risk assessment of our compensation programs, including our executive compensation programs, focusing on the components of our compensation programs and analyzing whether those components present undue risk to us. In 2017, our Compensation Committee reviewed its risk assessment process to assure it reflects current best practices. As a result of this review, our Compensation Committee incorporated in its risk assessment consideration of our material business risks and their potential impact on our compensation programs. The Compensation Committee has concluded that our programs do not encourage excessive risk taking. While the total compensation program is designed to balance short- and long-term rewards, the largest portion of the compensation opportunity for our executive officers is through equity-based long-term incentives. Executive officers are also required to own a substantial amount of our stock to further encourage a long-term perspective. Our annual cash bonus and stock award programs, LTCIP and LTIP have established maximum payout opportunities in line with competitive practice.

The Structure of our Compensation Programs Encourages Executive Retention and Protects Us

We believe several features of our compensation programs, including the terms and conditions of our equity plan, improve our retention of our executive officers and also reduce the potential that executive officers might engage in post-termination conduct that would be harmful to us. Our executive officers generally forfeit unvested awards of restricted stock, stock options and performance-based restricted stock units when their employment terminates prior to retirement. Additionally, executive officers may only exercise vested options for a limited period of time following termination. The terms of our awards prohibit our executive officers from competing with us for one year after termination. If an executive officer violates this restriction, we can recover the gain the executive officer realized from awards that vested within two years prior to termination.

We Prohibit Excise Tax Gross-Up Payments

Our Board has adopted a policy prohibiting excise tax gross-up payments, except for such payments committed to in equity awards and frozen SERP agreements entered into prior to 2012. Specifically, equity awards made in 2012 and thereafter are not included for purposes of determining future excise tax gross-up payments. With the exception of tax equalization gross-up payments made to employees in connection with reimbursement of relocation or foreign expatriate expenses incurred at our request, we do not provide any other tax gross-up payments.

We Prohibit Hedging and Pledging

Our anti-hedging and anti-pledging policy prohibits our executive officers and our directors from engaging in any hedging transactions (including transactions involving options, puts, calls, prepaid variable forward contracts, equity swaps, collars and exchange funds or other derivatives) that are designed to hedge or speculate on any change in the market value of our equity or debt securities. Additionally, our executive officers and directors are prohibited from making any future purchases of our securities on margin or from pledging our securities as collateral for a loan, unless the arrangement is preapproved by our Governance Committee for any executive or by our Board for any director.

We Do Not Have Contractual Termination Arrangements

Our executive officers do not have employment contracts and are "at-will" employees who may be terminated at our discretion. We believe this preserves greater flexibility in our employment arrangements with our executive officers. Our executive officers also do not have change in control or severance contracts, although we have, from time to time, entered into severance arrangements with departing executive officers. For further discussion regarding change in control, see "Payments Upon Change In Control" below.

OUR ANNUAL COMPENSATION REVIEW PROCESS

We review and make decisions regarding the amount of eligible annual performance-based restricted stock awards, cash bonus payments and stock option grants in the first quarter of the year. We believe that determining these elements of compensation together at the beginning of the year gives us a better foundation for establishing our performance criteria and opportunity levels for the current year. This practice also better enables our Compensation Committee to determine our executive officers' appropriate compensation mix and to align compensation with ongoing talent review and development in conjunction with our annual management talent review and development process.

Annual Management Talent Review and Development Process

Our annual management talent review and development process is used by our Compensation Committee and our CEO in making compensation decisions and for succession planning purposes. As part of this process, our CEO provides our Compensation Committee with an assessment of each executive who reports to him. The assessment includes an evaluation of each executive's performance, development, progress and plans and potential for advancement, and considers market demand for the executive's skill set. Our Compensation Committee also receives information, analyses and recommendations from our Vice President, Chief Human Resource Officer. While our Compensation Committee gives significant weight to the evaluations by our CEO, the final determination of compensation to be paid to our executive officers, including our CEO, rests solely with our Compensation Committee.

Compensation Data Considered by our Compensation Committee

Tally Sheets

Our Compensation Committee reviews a tally sheet that summarizes the various components of total compensation for our executive officers and other members of management. The tally sheet includes base salary, annual performance-based restricted stock and cash bonus, LTCIP awards, stock options, dividends on unvested shares of restricted stock, and our costs for the foregoing and for perquisites and other benefits, including the annual costs under retirement plans. The tally sheet allows our Compensation Committee to compare an executive officer's compensation with the compensation of our other executive officers as part of its consideration of internal and external pay equity. Amounts actually realized by an executive officer from prior equity grants are not necessarily a factor in establishing current compensation, although the current value of outstanding equity awards may be considered by our Compensation Committee when assessing pay equity.

Market Data

Our Compensation Committee also reviews compensation for each of our executive officers with compensation information disclosed in the proxy statements of our peer group and with AonHewitt's and Willis Towers Watson's published compensation surveys for companies with annual revenues between $5 and $10 billion. When we achieve targeted levels of performance, our executive compensation program seeks to provide total target compensation (base salary, target annual bonus and the target value of long-term incentives) at approximately the median compensation level provided to executives in comparable positions at these companies. While our Compensation Committee generally targets total compensation for each executive officer at the median, it considers other factors, such as performance, the officer's roles and responsibilities and the length of time the officer has served in the current position. Our Compensation Committee also reviews actual compensation paid as reported in published surveys and by our peer group to help inform individual pay decisions. We believe understanding market data allows us to attract and retain the talent we need while enabling us to manage our compensation expense.

The following table shows how our current executive officers' target compensation and actual compensation in 2017 compared to market data published in 2017. Actual compensation is defined as the sum of base salary, actual cash bonuses paid under our annual program and under our LTCIP, and the grant date fair value of restricted stock awards and stock options.

Executive Officer	Comparison to Market Compensation	
	2017 Target Compensation	2017 Actual Compensation
Keith J. Allman President and Chief Executive Officer	Between the 50th and 75th percentile	Between the 50th and 75th percentile
John G. Sznewajs Vice President, Chief Financial Officer	Between the 50th and 75th percentile	Between the 50th and 75th percentile
Richard A. O'Reagan Group President, Global Plumbing	Between the 25th and 50th percentile	Approximately 50th percentile
Kenneth G. Cole Vice President, General Counsel and Secretary	Between the 25th and 50th percentile	Approximately 50th percentile
Christopher K. Kastner Vice President, Masco Operating System	Between the 25th and 50th percentile	Approximately 50th percentile

Pay-for-Performance Alignment

Finally, our Compensation Committee reviews the overall pay-for-performance alignment of our CEO's compensation compared to our peer group over one-year and three-year periods. During 2017, our Compensation Committee reviewed data showing that our total stockholder return was above all of our peers and at the 82nd percentile of the S&P 500 for the three-year period ended December 31, 2016. While our CEO's target compensation approximated the median of our peer group during this three-year period, our CEO's realizable compensation was at the 33rd percentile of our peer group. We define realizable compensation as the sum of salary, actual cash bonus, the target value of long-term cash incentives, and the value of restricted stock awards and stock options based on our stock price as of December 31, 2016. The Compensation Committee believes there is good alignment between compensation paid to our CEO and our performance.

Our Peer Group

Given the many and diverse businesses in which we operate, composition of an appropriate peer group is challenging, as historically there have been few companies providing a mix of products similar to ours. Our Compensation Committee periodically considers the composition of our peer group and revised our peer group in 2017 by removing Textron Inc. and The Valspar Corporation and adding JELD-WEN Holding, Inc. Our Compensation Committee believes that our current peer group listed below reflects the companies with whom we compete for executive talent and that have a range of annual revenues and business and operational characteristics similar to ours.

Current Peer Group of Companies	
Dover Corporation	Owens Corning
Fortive Corp.	Parker-Hannifin Corporation
Fortune Brands Home & Security, Inc.	Pentair plc
Illinois Tool Works Inc.	PPG Industries, Inc.
Ingersoll-Rand plc	RPM International Inc.
JELD-WEN Holding, Inc.	Stanley Black & Decker, Inc.
Mohawk Industries, Inc.	The Sherwin-Williams Company
Newell Rubbermaid Inc.	Whirlpool Corporation

Retention of Discretion by our Compensation Committee

Our approach to executive compensation emphasizes corporate rather than individual performance, echoing our operating strategy that encourages collaboration and cooperation among our businesses and corporate functions. We believe that the effectiveness of our executive compensation programs requires not only objective, formula-based arrangements, but also the exercise of discretion and sound business judgment by our Compensation Committee. Accordingly, our Compensation Committee retains discretion to adjust the mix of cash and equity compensation, adjust the mix of restricted stock and stock options awarded, and offer different forms of equity-based compensation. With this discretion, our Compensation Committee is best able to reward the individual contributions of each executive officer and to respond to an executive's expanding responsibilities, market practices and our changing business needs.

In addition to granting performance-based restricted stock based on prior year performance, our Compensation Committee also has the discretion to award shares of time-based restricted stock to our executive officers, other than our CEO, if it determines that an executive officer has made outstanding individual contributions during the prior year. The total value of these awards cannot exceed 20% of the combined annual base salaries of the executive officers (excluding the salary of our CEO). No discretionary awards were made in 2017.

Outside Compensation Consultant

Our Compensation Committee has engaged Semler Brossy as its compensation consultant. Semler Brossy was chosen by our Compensation Committee based on its deep experience in the area of executive compensation and its creative and proactive approach in analyzing executive compensation practices and programs. During 2017, Semler Brossy attended Compensation Committee meetings, met with our Compensation Committee in executive sessions without our executive officers or other members of management, met individually with our Compensation Committee members and our Compensation Committee Chair, and advised our Compensation Committee on its overall implementation of our compensation objectives, on the Company's peer group, on director compensation practices and on the compensation for our executive officers. After considering the factors promulgated by the SEC for assessing the independence of its advisers, our Compensation Committee has determined that the work of Semler Brossy has not raised any conflict of interest.

TAX TREATMENT

Effective through December 31, 2017, Section 162(m) of the Internal Revenue Code limited the deductibility of annual compensation in excess of $1 million paid to our executive officers, unless, historically, this compensation qualified as "performance-based." Our stockholder-approved plan permitted our Compensation Committee to grant cash and equity awards intended to qualify under Section 162(m) so that they may be deductible. Our Compensation Committee, however, believed it was in our interest to retain flexibility in our compensation programs. Consequently, in some circumstances, we have paid compensation that may not qualify as deductible under Section 162(m).

The exemption from Section 162(m)'s deduction limit for performance-based compensation was repealed, effective for taxable years beginning after December 31, 2017. As a result, future compensation paid to our executive officers in excess of $1 million will not be deductible unless it qualifies for transition relief applicable to certain arrangements in place as of November 2, 2017.

CONCLUSION

We recognize the importance of attracting and retaining executive officers who can effectively lead our business, and in motivating them to maximize our corporate performance and create long-term value for our stockholders. We believe in rewarding our executive officers to a significant degree based on our performance. We continue to thoughtfully and thoroughly analyze our compensation practices and programs and to regularly reach out to a significant number of our stockholders to understand their perspectives regarding our compensation programs. We believe our compensation practices and programs strongly align our executive officers' interests with the long-term interests of stockholders, reward our executive officers based on our performance and incentivize them to focus on our critical business objectives.

Compensation Committee Report

The Organization and Compensation Committee, which is responsible for overseeing the Company's executive compensation programs, has reviewed and discussed the Compensation Discussion and Analysis with management. Based on our review and discussion, the Organization and Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in Masco's proxy statement.

Donald R. Parfet, Chair
J. Michael Losh
Christopher A. O'Herlihy
Lisa A. Payne
Mary Ann Van Lokeren

Proposal 2: Advisory Vote to Approve the Compensation of Our Named Executive Officers

We are seeking your advisory vote approving the compensation paid to our named executive officers (whom we refer to as "executive officers" in this Proposal 2). We believe the structure of our executive compensation programs promotes the long-term interests of our stockholders by attracting and retaining talented executives and motivating them to achieve our critical business objectives and to create long-term value for our stockholders.

At our 2017 Annual Meeting, we submitted a non-binding advisory proposal to our stockholders to approve the compensation paid to our executive officers (a "say-on-pay proposal"). We also submitted a proposal to our shareholders at our 2017 Annual Meeting, as to the frequency of seeking their non-binding approval of our say-on-pay proposal and determined that such vote will occur annually. Approximately 98% of the votes cast on our say-on-pay proposal approved the compensation paid to our executive officers. We believe that this strong approval resulted from our continued focus on pay-for-performance.

We delivered solid financial results in 2017, and in doing so, our executive officers earned compensation pursuant to our performance-based compensation programs.

- Our 2017 annual performance program was based on operating profit and working capital as a percent of sales goals. We achieved a performance percentage of 119%, and as a result, consistent with our commitment to pay-for-performance, our executive officers earned restricted stock awards and cash bonuses based on this achievement.

- Our 2015-2017 Long Term Cash Incentive Program was based on return on invested capital ("ROIC"). For the three-year period 2015-2017, we exceeded the target ROIC goal and achieved a performance percentage of 132%.

Our executive officers' potential performance-based compensation represents a significant percentage of total annual target compensation. In 2017, the percentage of total target compensation (base salary, target annual cash bonus and restricted stock award and the target value of long-term incentives) that was performance-based was 86% for our CEO and 73% for our other executive officers.

We believe that having a significant ownership interest in our stock is critical to aligning the interests of our executive officers with the long-term interests of our stockholders. Accordingly, equity grants in the form of restricted stock awards and stock options are an important component of compensation for our executive officers. In 2017, we modified our long-term incentive program by replacing the cash award with performance-based restricted stock units.

Our Board recommends a vote FOR the following resolution providing an advisory approval of the compensation paid to our named executive officers:

> RESOLVED, that the compensation paid to the Company's named executive officers, as disclosed pursuant to the compensation disclosure rules of the SEC, including the Compensation Discussion and Analysis, the compensation tables and the related materials disclosed in this proxy statement, is hereby approved.

Although the vote on this proposal is advisory and non-binding, our Compensation Committee and our Board will review and consider the result of the vote when making future determinations regarding our executive compensation programs. The affirmative vote of a majority of the votes cast by shares entitled to vote thereon is required for the approval of the foregoing resolution. Abstentions and broker non-votes are not counted as votes cast, and therefore do not affect the approval of the resolution.

Compensation of Executive Officers

SUMMARY COMPENSATION TABLE

The following table reports compensation earned during the years indicated by Mr. Allman, our principal executive officer, Mr. Sznewajs, our principal financial officer, and Messrs. O'Reagan, Cole and Kastner, our three other most highly compensated executive officers in 2017. We refer to the individuals listed in the table collectively as our "executive officers."

2017 SUMMARY COMPENSATION TABLE

Name and Principal Position	Year (a)	Salary ($) (b)	Stock Awards ($) (c)	Option Awards ($) (d)	Non-Equity Incentive Plan Compensation ($) (e)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($) (f)	All Other Compensation ($) (g)	Total ($) (h)
Keith J. Allman President and Chief Executive Officer	2017	1,177,212	3,876,629	1,675,328	4,322,100	48,027	405,144	11,504,440
	2016	1,126,654	2,442,825	1,327,054	4,224,800	33,376	611,019	9,765,728
	2015	998,461	2,376,001	1,595,550	3,051,000	—	321,407	8,342,419
John G. Sznewajs Vice President, Chief Financial Officer	2017	672,867	1,107,228	531,850	1,228,600	462,362	141,241	4,144,148
	2016	653,353	701,325	442,351	1,320,200	257,598	128,344	3,503,171
	2015	634,354	695,403	531,850	1,490,500	—	100,767	3,452,874
Richard A. O'Reagan Group President, Global Plumbing	2017	512,019	843,641	362,625	914,100	4,303	104,380	2,741,068
	2016	481,188	528,863	279,888	528,700	3,147	102,351	1,924,137
	2015	456,646	500,506	328,780	500,500	—	83,587	1,870,019
Kenneth G. Cole Vice President, General Counsel and Secretary	2017	435,914	622,007	268,729	657,400	12,328	86,700	2,083,078
	2016	421,058	391,838	217,154	666,400	8,911	81,955	1,787,316
Christopher K. Kastner Vice President, Masco Operating System	2017	394,616	476,659	204,811	496,100	—	75,537	1,647,723
	2016	366,962	298,688	140,748	298,600	—	66,898	1,171,896
	2015	350,000	957,279	430,315	252,000	—	260,613	2,250,207

Year (column a): Information is included in the table only for those years in which the individual has served as an executive officer and was named in our Summary Compensation Table.

Salary (column b): Salary includes amounts voluntarily deferred by each executive officer as salary reductions under our 401(k) Savings Plan.

Stock Awards (column c): This column reports grants of restricted stock awards for the applicable performance year and grants of PRSUs made in 2017 under our LTIP, as follows:

2017 STOCK AWARDS

Name	Restricted Stock Awards ($)	Performance-Based Restricted Stock Units ($)	Total ($)
Keith J. Allman	2,143,996	1,732,634	3,876,629
John G. Sznewajs	609,621	497,606	1,107,228
Richard A. O'Reagan	468,486	375,155	843,641
Kenneth G. Cole	344,202	277,805	622,007
Christopher K. Kastner	264,998	211,661	476,659

- The amounts reflected in the Restricted Stock Awards column above and in the Stock Awards column c of the Summary Compensation Table are the estimated fair value of the restricted stock award opportunity for the applicable performance year, even though the restricted stock award is not granted until the following year. Although the SEC rules require the estimated fair value to be based on the probable outcome of the performance or service award at the grant date, the Stock Awards column c reflects the actual awards for the 2017, 2016 and 2015 performance year, as applicable, since the grant date for the award occurred when the award was actually determined in early 2018, 2017 and 2016, respectively. The threshold, target and maximum dollar values applicable to 2017 performance are reported in the 2017 Grants of Plan Based Awards Table below. Our executive officers do not realize the value of restricted stock awards until those awards vest over the five-year vesting period following the grant date.

- The amounts reflected in the Performance-Based Restricted Stock Units column above and in the Stock Awards column c of the Summary Compensation Table for 2017 are based upon the number of PRSUs granted on March 22, 2017 under our LTIP, which we valued at $33.92 per share, the closing price of our stock on the day of the grant, and assuming the target award would be earned at the end of the three-year performance period under our LTIP. The actual number of shares of stock awarded will be determined after the three-year performance period ending on December 31, 2019.

Option Awards (column d): This column reports the aggregate grant date fair value of stock options, calculated in accordance with accounting guidance. In determining the fair market value of stock options, we used the same assumptions that can be found in the notes to our financial statements included in our Annual Report on Form 10-K for the corresponding year. These amounts do not correspond to the actual value the executive officer will realize, which will depend on overall market conditions, the future performance of our common stock and the timing of exercise of the option.

Non-Equity Plan Incentive Compensation (column e): The amounts reported in this column are based on the achievement of our performance targets, which are described in the Compensation Discussion and Analysis above, and include the annual performance-based cash bonuses that were earned for the year indicated and the performance-based payments under our LTCIP that were earned for the three-year period ending in the year indicated, as follows:

2017 NON-EQUITY PLAN INCENTIVE COMPENSATION

Name	Annual Performance-Based Cash Bonus ($)	LTCIP for Three-Year Period 2015-2017 ($)	Total ($)
Keith J. Allman	2,144,100	2,178,000	4,322,100
John G. Sznewajs	609,800	618,800	1,228,600
Richard A. O'Reagan	468,600	445,500	914,100
Kenneth G. Cole	344,200	313,200	657,400
Christopher K. Kastner	265,100	231,000	496,100

Change in Pension Value & Nonqualified Deferred Compensation Earnings (column f): This column reports changes in the sum of year-end pension values, which reflect actuarial factors and variations in interest rates used to calculate present values. Increases in pension values do not represent increased benefit accruals since benefits in our domestic defined benefit plans were frozen effective January 1, 2010. These values were obtained by comparing the present value of accumulated benefits for December 31 of the year indicated (shown for 2017 in the "2017 Pension Plan Table") to the comparable amount for the prior year. We calculated the pension values for each of 2017, 2016 and 2015 using the same assumptions that can be found in the notes to our financial statements included in our Annual Report on Form 10-K for the corresponding years. The executive

officers did not have any above-market earnings under any of the plans in which they participate. The 2017 Summary Compensation Table shows no increases for 2015, since all values decreased due to the effect of rising interest rate assumptions used in the calculations.

All Other Compensation (column g): We provided our executive officers with the following other benefits in 2017:

2017 ALL OTHER COMPENSATION

Name	Profit Sharing and 401(k) Matching Contributions ($)	Financial Planning Expense ($)	Personal Use of Company Aircraft ($)	Total ($)
Keith J. Allman	318,461	10,000	76,683	405,144
John G. Sznewajs	132,064	3,610	5,567	141,241
Richard A. O'Reagan	104,380	–	–	104,380
Kenneth G. Cole	86,700	–	–	86,700
Christopher K. Kastner	75,537	–	–	75,537

- The amounts reflected in the Profit Sharing and 401(k) Matching Contributions column include contributions under the 401(k) Savings Plan and the portions of the Benefit Restoration Plan applicable to that plan.

Total (column h): A significant portion of the year-over-year increase in total compensation for our executive officers in 2017 is a result of our transition in 2017 from cash payments awarded under our LTCIP to PRSUs granted under our LTIP. Based on SEC rules, the cash awards provided under our LTCIP are reported in the Non-Equity Incentive Plan Compensation column following the conclusion of the three-year performance period and the determination of the award. Conversely, we are required to report the grant date fair market value of the PRSUs granted under our LTIP in the Stock Awards column for the year in which the grant was made. For enhanced comparability to the prior years reported in this table, the adjusted total compensation of each executive officer excluding the grant date fair market value of the PRSUs granted in 2017 is as follows:

Name	Adjusted Total ($)
Keith J. Allman	9,771,806
John G. Sznewajs	3,646,542
Richard A. O'Reagan	2,365,913
Kenneth G. Cole	1,805,273
Christopher K. Kastner	1,436,062

GRANTS OF PLAN-BASED AWARDS

The following table provides information about:

- the potential payouts available to our executive officers under our 2017 annual performance-based cash bonus and stock award opportunity;

- the potential payouts available to our executive officers under our 2017-2019 LTIP; and

- the actual grants of PRSUs under our 2017-2019 LTIP and stock options we made in 2017 to our executive officers.

Our Compensation Discussion and Analysis above describes our annual performance-based cash bonus and stock award opportunities, performance targets, our LTIP and grants of stock options.

2017 GRANTS OF PLAN-BASED AWARDS

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards Threshold ($)	Target ($)	Maximum ($)	Estimated Future Payouts Under Equity Incentive Plan Awards Threshold (#)	Target (#)	Maximum (#)	Estimated Future Payouts Under Equity Incentive Plan Awards Threshold ($)	Target ($)	Maximum ($)	All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Underlying Options (a)	Exercise or Base Price of Option Awards ($ Per Share)	Grant Date Fair Value of Stock and Option Awards ($) (b)
Allman	N/A-1	720,720	1,801,800	3,603,600										
	3/22/2017				—	51,080	102,160				51,080			1,732,634
	N/A-2							720,720	1,801,800	3,603,600				
	2/10/2017											173,250	33.75	1,675,328
Sznewajs	N/A-1	204,960	512,400	1,024,800										
	3/22/2017				—	14,670	29,340				14,670			497,606
	N/A-2							204,960	512,400	1,024,800				
	2/10/2017											55,000	33.75	531,850
O'Reagan	N/A-1	157,500	393,750	787,500										
	3/22/2017				—	11,060	22,120				11,060			375,155
	N/A-2							157,500	393,750	787,500				
	2/10/2017											37,500	33.75	362,625
Cole	N/A-1	115,700	289,250	578,500										
	3/22/2017				—	8,190	16,380				8,190			277,805
	N/A-2							115,700	289,250	578,500				
	2/10/2017											27,790	33.75	268,729
Kastner	N/A-1	89,100	222,750	445,500										
	3/22/2017				—	6,240	12,480				6,240			211,661
	N/A-2							89,100	222,750	445,500				
	2/10/2017											21,180	33.75	204,811

Estimated Future Payouts Under Non-Equity Incentive Plan Awards: The amounts that correspond to grant date "N/A-1" reflect the threshold, target, and maximum opportunities under our 2017 annual performance-based cash bonus program described in our Compensation Discussion and Analysis. The resulting cash bonus payments were made in February 2018 and are reported in the 2017 Summary Compensation Table above.

Estimated Future Payouts Under Equity Incentive Plan Awards:

- The amounts that correspond to grant date "3/22/2017" reflect the threshold, target, and maximum opportunities under our LTIP relating to the 2017-2019 performance period. Our executives received grants of PRSUs under our LTIP, which we valued at $33.92 per share, the closing price of our common stock on the day of the grant, and assuming the target award would be earned at the end of the three-year performance period under our LTIP. The actual number of shares awarded will be determined after the three-year performance period ending on December 31, 2019.

- The amounts that correspond to grant date "N/A-2" reflect the threshold, target and maximum opportunities under our 2017 annual performance-based restricted stock program described in our Compensation Discussion and Analysis. The resulting restricted stock awards were made in February 2018 and are reported in the 2017 Summary Compensation Table above.

All Other Option Awards (column a): These amounts reflect the number of stock options granted to each executive officer in 2017. The stock options granted vest in equal installments of 20% over a period of five years and remain exercisable until ten years from the date of grant.

Grant Date Fair Value of Stock and Option Awards (column b):

- The amounts that correspond to grant date "3/22/2017" are based upon the number of PRSUs granted on March 22, 2017 under our LTIP, which we valued at $33.92 per share, the closing price of our stock on the day of the grant, and assuming the target award would be earned at the end of the three-year performance period under our LTIP. The actual number of shares of stock that awarded will be determined after the three-year performance period ending on December 31, 2019.

- The amounts that correspond to grant date "2/10/2017" reflect the grant date fair value of the stock option award on the grant date, which is determined in accordance with accounting guidance. Regardless of the value placed on a stock option on the grant date, the actual value of the option will depend on the market value of our common stock at a future date when the option is exercised.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

We make equity grants pursuant to our 2014 Long Term Stock Incentive Plan; outstanding grants made prior to May 2014 were made pursuant to our 2005 Long Term Stock Incentive Plan. We refer to these plans in this proxy statement collectively as our "Long Term Stock Incentive Plan." In addition, beginning in 2017, we make PRSU grants pursuant to our LTIP. The following table shows, for each executive officer as of December 31, 2017:

- each vested and unvested stock option outstanding;

- the aggregate number of unvested shares of restricted stock;

- the market value of unvested shares of restricted stock based on the closing price of our common stock on December 31, 2017, which was $43.94 per share;

- the aggregate number of PRSUs granted under our LTIP; and

- the market value of PRSUs based on the number of PRSUs granted and the closing price of our common stock on December 31, 2017.

Unvested restricted shares are held in the executive officer's name, and the executive officer has the right to vote the shares and receive dividends on the restricted shares, but may not sell the shares until they vest. The value each executive officer will realize when the restricted shares vest will depend on the value of our common stock on the vesting date.

2017 OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

Name	Original Grant Date	Option Awards				Stock Awards			
		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#) (a)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (b)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Keith J. Allman						202,568	8,900,838	51,080	2,244,455
	12/5/2011	18,234	—	8.26	12/05/2021				
	2/15/2012	33,049	—	10.24	02/15/2022				
	2/13/2013	33,049	16,525	17.87	02/13/2023				
	2/12/2014	61,541	61,540	19.66	02/12/2024				
	2/11/2015	75,216	112,824	22.92	02/11/2025				
	2/10/2016	41,250	165,000	25.51	2/10/2026				
	2/10/2017	—	173,250	33.75	2/10/2027				
John G. Sznewajs						86,385	3,795,757	14,670	644,600
	2/9/2009	96,869	—	7.05	02/09/2019				
	2/12/2010	165,248	—	12.12	02/12/2020				
	2/16/2011	85,473	—	11.25	02/16/2021				
	2/15/2012	82,624	—	10.24	02/15/2022				
	2/13/2013	66,099	16,525	17.87	02/13/2023				
	2/12/2014	37,608	25,072	19.66	02/12/2024				
	2/11/2015	25,072	37,608	22.92	02/11/2025				
	2/10/2016	13,750	55,000	25.51	02/10/2026				
	2/10/2017	—	55,000	33.75	02/10/2027				
Richard A. O'Reagan						54,612	2,399,651	11,060	485,976
	2/11/2015	15,499	23,248	22.92	02/11/2025				
	2/10/2016	8,700	34,800	25.51	2/10/2026				
	2/10/2017	—	37,500	33.75	2/10/2027				
Kenneth G. Cole						39,302	1,726,930	8,190	359,869
	2/12/2010	9,117	—	12.12	02/12/2020				
	7/31/2013	27,351	6,838	18.01	07/31/2023				
	2/12/2014	10,256	6,838	19.66	02/21/2024				
	2/11/2015	10,817	16,226	22.92	02/11/2025				
	2/10/2016	6,750	27,000	25.51	02/10/2026				
	2/10/2017	—	27,790	33.75	02/10/2027				
Christopher K. Kastner						35,524	1,560,925	6,240	274,186
	2/11/2015	12,308	18,462	22.92	02/11/2025				
	2/11/2015	7,977	11,966	22.92	02/11/2025				
	2/10/2016	4,375	17,500	25.51	02/10/2026				
	2/10/2017	—	21,180	33.75	02/10/2027				

Option Awards: Stock option awards vest in equal annual installments of 20% commencing in the year following the year of grant.

Stock Awards (column a): This column reflects restricted stock awards. Restricted stock awards granted in 2010 and after vest in equal annual installments of 20%. Restricted stock awards granted prior to 2010 vest in equal annual installments of 10%.

Stock Awards (column b): This column reflects PRSUs that relate to a three-year performance period under our LTIP. The actual number of shares of stock awarded will be determined after the three-year performance period.

OPTION EXERCISES AND STOCK VESTED

The following table shows the number of shares acquired, and the value realized, by each of our executive officers during 2017, in connection with the exercise of stock options and the vesting of restricted stock previously awarded to each executive officer.

2017 OPTIONS EXERCISED AND STOCK VESTED

Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Keith J. Allman	—	—	57,553	1,851,596
John G. Sznewajs	165,248	3,887,228	32,624	1,059,638
Richard A. O'Reagan	3,418	105,539	22,783	732,998
Kenneth G. Cole	5,812	122,395	12,677	427,353
Christopher K. Kastner	—	—	8,232	263,836

RETIREMENT PLANS

This section describes the retirement plans available to our executive officers.

Defined Contribution Plans

Our defined contribution plans are the tax-qualified 401(k) Savings Plan and the non-qualified Benefits Restoration Plan ("BRP") applicable to the 401(k) Savings Plan. All of our executive officers participate in both of our defined contribution plans. We offer no other plans of deferred compensation that would permit the election of deferrals of cash compensation by our executive officers.

401(k) Savings Plan

Our 401(k) Savings Plan is available to eligible employees, and provides two employer contribution components, if applicable. The first employer contribution component is a matching contribution under which we match a percentage of an employee's compensation deferred into the 401(k) Savings Plan. The second component is a discretionary profit sharing contribution that is guided by the operating profit performance target goal used to determine annual performance-based cash bonuses and restricted stock awards (see "Our 2017 Annual Performance Program" above). Our Compensation Committee has established our maximum contribution percentage at 10% of each participant's annual earnings (base salary and cash bonus).

Defined Contribution Portion of the BRP

The defined contribution portion of our BRP is available to our highly compensated employees and is not funded. Under the BRP, we make account allocations reflecting our 401(k) Savings Plan employer match (in 2017, for contributions up to $18,000), profit sharing contribution amounts that exceed the Code's limitations, and earnings (or losses) on participants' accounts. Following a participant's termination of employment, the BRP account is paid by us in a lump sum.

2017 NON-QUALIFIED DEFERRED COMPENSATION
(Defined Contribution Portion of the Benefits Restoration Plan)

Name	Masco Allocations ($) (a)	Aggregate Earnings ($) (b)	Aggregate Withdrawals / Distributions ($) (c)	Aggregate Balance at December 31, 2017 ($) (d)
Keith J. Allman	285,251	107,647	—	869,861
John G. Sznewajs	98,854	103,350	—	667,958
Richard A. O'Reagan	71,170	35,905	—	289,421
Kenneth G. Cole	53,490	22,049	—	157,061
Christopher K. Kastner	42,327	10,346	—	73,817

Masco Allocations (column a): This column reports the amount of our 2017 plan year allocation to each executive officer's BRP account. Amounts in this column are included in the All Other Compensation column in the 2017 Summary Compensation Table.

Aggregate Earnings (column b): This column reports the amount of earnings (or losses) posted to the account in 2017.

Aggregate Withdrawals / Distributions (column c): This column reports the aggregate amount of all withdrawals or distributions from the account in 2017.

Aggregate Balance (column d): This column reports the account's ending balance at December 31, 2017. The following amounts included in this column were previously reported as compensation in our Summary Compensation Table for 2015 and 2016:

Name	Masco Allocations Reported in 2015 ($)	Masco Allocations Reported in 2016 ($)
Keith J. Allman	156,104	263,175
John G. Sznewajs	68,437	93,024
Richard A. O'Reagan	45,255	64,018
Kenneth G. Cole	—	50,420
Christopher K. Kastner	25,604	35,363

Defined Benefit Pension Plans

Our defined benefit pension plans are the tax-qualified Masco Corporation Pension Plan (the "Pension Plan"), the non-qualified BRP applicable to the Pension Plan and the non-qualified Supplemental Executive Retirement Plan ("SERP"). Our defined benefit pension plans were frozen for future benefit accruals effective January 1, 2010. Consequently, the defined benefit pension benefits accrued for each of our executive officers are essentially fixed.

The Pension Plan and BRP

The Pension Plan and BRP provide that at age 65, a participant receives an annual payment for the remainder of his or her life, with five years' payments guaranteed. Employees became 100% vested in their pension benefit after completing five years of employment with us. The benefits paid are reduced for early retirement if commenced prior to age 65. The maximum credited service under the Pension Plan and the defined benefit portion of the BRP was 30 years. A participant who has ten or more years of service with us is eligible to receive a disability benefit equal to the participant's accrued benefit.

Messrs. Allman, Sznewajs, O'Reagan and Cole are participants in our Pension Plan, and each is 100% vested in their Pension Plan benefits. Messrs. Allman and Sznewajs are participants in our BRP applicable to the Pension Plan.

SERP

Mr. Sznewajs is the only executive officer that participates in the SERP, which provides that at age 65, he will receive an annual payment for life of an amount up to 60% of the average of his highest three years' cash compensation (base salary plus annual cash bonus, up to 60% of that year's maximum bonus opportunity) earned on or before January 1, 2010. SERP payments are reduced by certain benefits paid by our other retirement plans or by retirement benefits payable by other employers. The maximum benefit under the SERP accrues after 15 years. When the SERP was frozen on January 1, 2010, Mr. Sznewajs's accrual of 52% was frozen, and he is now 50% vested. Mr. Sznewajs will not be fully vested in his frozen SERP benefit unless he continues to be employed with us until he reaches age 55, or we have a change in control.

The SERP provides a disability benefit if Mr. Sznewajs becomes disabled while employed by us. The disability benefit is paid until the earlier of death, recovery from disability or age 65; is offset by payments from long-term disability insurance we have paid for; and is equal to 60% of his annual salary and bonus (up to 60% of the maximum bonus opportunity) as of January 1, 2010. At age 65, payments revert to a calculation based on the highest three-year average compensation as of January 1, 2010. Under the SERP, Mr. Sznewajs and his spouse may also receive medical benefits.

The present value of SERP payments to Mr. Sznewajs is reported in the 2017 Pension Plan Table below. His surviving spouse would receive reduced benefits.

Pension Plan Table

The 2017 Pension Plan Table below reports the estimated present values on December 31, 2017 of accumulated benefits for each of our executive officers under the Pension Plan, the defined benefit portion of the BRP and the SERP, as applicable. The amounts payable to Mr. Sznewajs under the SERP have been reduced by amounts payable to him under the Pension Plan and the defined benefit portion of the BRP. Mr. Sznewajs' SERP amount has also been reduced by the January 1, 2010 benefits payable under the profit sharing component of the 401(k) Savings Plan and the defined contribution portion of the BRP.

2017 PENSION PLAN TABLE

Name	Plan Name	Number of Years Credited Service (#) (a)	Present Value of Accumulated Benefits ($) (b)
Keith J. Allman	Pension Plan	12	327,781
	Defined Benefit Portion – BRP	12	103,594
John G. Sznewajs	Pension Plan	13	324,017
	Defined Benefit Portion – BRP	13	282,645
	SERP	13	3,006,644
Richard A. O' Reagan	Pension Plan	1	36,782
Kenneth G. Cole	Pension Plan	6	102,638

Number of Years Credited Service (column a): This column reports:

- For the Pension Plan and BRP credited service through January 1, 2010, the date on which accruals under our defined benefit pension plans were frozen, for years of employment with us, and our subsidiaries; and

- For the SERP, credited service through January 1, 2010, for years of employment only with us.

We have not granted additional accruals to any of the executive officers in any of these retirement plans, and none of these plans provides for personal contributions or additional income deferral elections.

Present Value of Accumulated Benefits (column b): Amounts in this column were calculated as of December 31, 2017 using the normal form of benefit payable under each plan using: (a) base pay only for the Pension Plan and BRP, (b) base pay plus cash bonus for the SERP, and (c) the same discount rates and mortality assumptions as described in the notes to financial statements in our Annual Report on Form 10-K for the fiscal year ended December 31, 2017. Although SEC disclosure rules require a present value calculation, none of these defined benefit pension plans (other than the SERP and the BRP, in the event of a change in control) provides benefits in a lump sum.

PAYMENT UPON CHANGE IN CONTROL

We do not have employment agreements or change in control agreements with any of our executive officers. If we experienced a change in control, our executive officers would receive lump-sum payments of benefits under the BRP and, for Mr. Sznewajs, the SERP, that otherwise would be paid over time. Additionally, these two plans and our Long Term Stock Incentive Plan provide that participants could receive accelerated vesting and reimbursement (limited, for equity grants, to those made prior to 2012) in the case of imposition of excise tax upon a change in control. Upon a change in control, Mr. Sznewajs' frozen SERP accrual of 52% would not change, but his vesting in this benefit would advance from 50% to 100%. None of our plans provides for additional accrual of benefits in the case of a change in control.

The following table reports the values of all payments (other than from our tax-qualified retirement plans) assuming a change in control (and a termination of employment under certain conditions) had occurred on December 31, 2017.

PAYMENTS UPON CHANGE IN CONTROL

Name	Cash ($)	Equity ($) (a)	SERP and BRP Payments ($) (b)	Perquisites ($)	Excise Tax Reimbursement ($) (c)	Other ($)	Total ($)
Keith J. Allman	—	18,003,764	1,254,898	—	—	—	19,258,662
John G. Sznewajs	—	7,199,932	3,800,160	—	—	—	11,000,092
Richard A. O'Reagan	—	3,911,813	360,591	—	—	—	4,272,404
Kenneth G. Cole	—	3,192,127	210,551	—	—	—	3,402,678
Christopher K. Kastner	—	2,738,870	116,144	—	—	—	2,855,014

Equity (column a): A change in control would trigger vesting (assuming a termination of employment under certain conditions had occurred with respect to awards granted beginning in 2013) of unvested restricted stock and stock option awards, the total value of which is shown in this column. This column is comprised of the incremental values for vestings of restricted stock (as shown in the last column of the 2017 Outstanding Equity Awards at Fiscal Year-End table above), plus the intrinsic values for vesting of stock options (based on our closing stock price of $43.94 on December 31, 2017): $9,102,926 for Mr. Allman; $3,404,175 for Mr. Sznewajs; $1,512,162 for Mr. O'Reagan; $1,465,197 for Mr. Cole; and $1,177,945 for Mr. Kastner.

SERP and BRP Payments (column b): Amounts calculated for both the SERP and the BRP utilize the discount rates and mortality assumptions equal to the Pension Benefit Guarantee Corporation discount rates for lump sums in plan terminations, as in effect four months prior to the change in control, and the UP-1984 mortality table (both of which differ from the rates and assumptions used to calculate the lump sums reported in the Pension Plan Table). Amounts in this column also include amounts shown in the 2017 Non-Qualified Deferred Compensation table above.

Excise Tax Reimbursement (column c): Excise tax reimbursements apply only to agreements and equity grants entered into prior to 2012. At December 31, 2017, no individual's payments would have exceeded applicable limits in the Code for parachute payments; therefore, no amounts are shown in this column.

PAYMENT UPON RETIREMENT, TERMINATION, DISABILITY OR DEATH

Our executive officers may also be entitled to receive certain benefits upon retirement, voluntary or involuntary termination, disability or death, as described below. The benefits reported in the following tables would be paid on a monthly basis and, other than the BRP defined contribution component, not as lump sum payments.

Retirement

Upon retirement at or after age 65, our executive officers would be fully vested in the accumulated pension benefits shown in the table below. Our restricted stock and stock option awards do not vest upon retirement; following retirement, equity awards generally continue to vest in accordance with the remaining vesting period.

PAYMENT UPON RETIREMENT

Name	Pension Plan Benefit ($)	BRP Benefit – Defined Benefit Portion	BRP Benefit – Defined Contribution Portion	SERP Benefit ($)	Total ($)
Keith J. Allman	327,781	103,594	1,155,112	—	1,586,487
John G. Sznewajs	324,017	282,645	766,812	3,006,644	4,380,118
Richard A. O'Reagan	36,782	—	360,591	—	397,373
Kenneth G. Cole	102,638	—	210,551	—	313,189
Christopher K. Kastner	—	—	116,144	—	116,144

Termination

If voluntary or involuntary termination of employment had occurred on December 31, 2017, our executive officers would be fully vested in the accumulated pension benefits shown in the table below. Absent an agreement for post-termination extended vesting, termination of employment would result in forfeiture to us of all unvested restricted stock awards and unvested stock options. Vested stock options would remain exercisable for 30 days, in the case of voluntary termination, or three months, in the case of involuntary termination, but not beyond the originally-specified exercise period.

PAYMENT UPON TERMINATION

Name	Pension Plan Benefit ($)	BRP Benefit – Defined Benefit Portion	BRP Benefit – Defined Contribution Portion	SERP Benefit ($) (a)	Total ($)
Keith J. Allman	327,781	103,594	1,155,112	—	1,586,487
John G. Sznewajs	324,017	282,645	766,812	1,503,327	2,876,801
Richard A. O'Reagan	36,782	—	360,591	—	397,373
Kenneth G. Cole	102,638	—	210,551	—	313,189
Christopher K. Kastner	—	—	116,144	—	116,144

SERP Benefit (column a): Mr. Sznewajs would have been 50% vested in his SERP benefit if his employment had terminated on December 31, 2017.

Disability

If disability had terminated the employment of any of our executive officers on December 31, 2017, the executive officer would receive the benefits as reported in the table below. In addition, each executive officer would receive a benefit of $144,000 per year, payable from our long-term disability insurance policy. Any disability benefit received would terminate upon the earliest of death, recovery from disability or age 65, at which time the applicable retirement, termination or death benefits would become effective. In addition, all restrictions on restricted shares would lapse and all unvested stock options would become exercisable for the period of time allowed under the original awards.

PAYMENT UPON DISABILITY

Name	BRP Benefit – Defined Benefit Portion	BRP Benefit – Defined Contribution Portion	SERP Benefit ($)	Equity ($) (a)	Total Benefit ($)
Keith J. Allman	149,357	1,155,112	–	18,003,764	19,308,233
John G. Sznewajs	517,357	766,812	6,451,457	7,199,932	14,935,558
Richard A. O'Reagan	–	360,591	–	3,911,813	4,272,404
Kenneth G. Cole	–	210,551	–	3,192,127	3,402,678
Christopher K. Kastner	–	116,144	–	2,738,870	2,855,014

Equity (column a): Disability would trigger vesting of unvested restricted stock and stock option awards, the total value of which is shown in this column. This column is comprised of the incremental values for vestings of restricted stock (as shown in the last column of the "2017 Outstanding Equity Awards at Fiscal Year-End" table above), plus the intrinsic values for vesting of stock options (based on our closing stock price of $43.94 on December 31, 2017): $9,102,926 for Mr. Allman; $3,404,175 for Mr. Sznewajs; $1,512,162 for Mr. O'Reagan; $1,465,197 for Mr. Cole; and $1,177,945 for Mr. Kastner.

Death

If death had terminated the employment of any of our executive officers on December 31, 2017, the surviving spouse of the executive officer would receive the benefits as set forth in the table below. If the executive officer does not have a surviving spouse, a designated beneficiary (if applicable) would receive the benefits below, with the exception of the SERP and Pension Plan benefits and the benefits under the defined benefit portion of the BRP. In addition, all restrictions on restricted shares would lapse and all unvested stock options would become exercisable for up to a year, but not beyond the period of time allowed under the original awards.

PAYMENT UPON DEATH

Name	Pension Plan Benefit ($)	BRP Benefit ($) Defined Benefit Portion	BRP Benefit ($) Defined Contribution Portion	SERP Benefit ($)	Equity ($) (a)	Total Benefit ($)
Keith J. Allman	147,600	46,211	1,155,112	–	18,003,764	19,352,687
John G. Sznewajs	136,903	117,787	766,812	5,484,565	7,199,932	13,705,999
Richard A. O'Reagan	16,971	–	360,591	–	3,911,813	4,289,375
Kenneth G. Cole	42,421	–	210,551	–	3,192,127	3,445,099
Christopher K. Kastner	–	–	116,144	–	2,738,870	2,855,014

Equity (column a): Death would trigger vesting of unvested restricted stock and stock option awards, the total value of which is shown in this column. This column is comprised of the incremental values for vestings of restricted stock (as shown in the last column of the "2017 Outstanding Equity Awards at Fiscal Year-End" table above), plus the intrinsic values for vesting of stock options (based on our closing stock price of $43.94 on December 31, 2017): $9,102,926 for Mr. Allman; $3,404,175 for Mr. Sznewajs; $1,512,162 for Mr. O'Reagan; $1,465,197 for Mr. Cole; and $1,177,945 for Mr. Kastner.

Other Arrangements

As noted above in our "Compensation Discussion and Analysis," it is our general policy not to enter into contractual termination arrangements. On an individually-negotiated basis we may enter into severance arrangements or arrangements for an executive officer's services following termination of employment. Such arrangements may include continued vesting of restricted stock or options that would otherwise be forfeited, as well as provisions restricting competitive activities following termination.

CEO PAY RATIO

We identified our median employee by reviewing annual base salaries for all persons who were employed by us on October 1, 2017, excluding Mr. Allman, our President and CEO. We included all employees, whether employed on a full-time, part-time, seasonal or temporary basis and did not make any estimates, assumptions or adjustments to any annual base salaries. Our identification of our median employee excluded all compensation other than annual base salary.

After identifying our median employee, we calculated annual total compensation for such employee using the same methodology we used for our executive officers as set forth in the above 2017 Summary Compensation Table. The total compensation of the median employee was $38,617 including wages/base salary, overtime pay, non-equity incentive program pay, change in pension value and company 401(k) match. The annual total compensation of our CEO was $11,504,440. The resulting pay ratio is 298:1.

As discussed in the note to column h of our Summary Compensation Table, in 2017 we transitioned from cash payments awarded under our LTCIP to PRSUs granted under our LTIP. Based on SEC rules, we are required to include in Mr. Allman's total compensation for 2017 both the cash payment for the 2015-2017 performance period under the LTCIP and the grant date fair market value of the PRSUs for the 2017-2019 performance period under the LTIP, which could, if earned, entitle Mr. Allman to shares of our common stock. Excluding the grant date fair market value of the PRSUs for the 2017-2019 performance period, the ratio would have been 253:1.

Audit Committee Report

The Audit Committee assists the Board of Directors in fulfilling the Board's responsibility for oversight of the integrity of our financial statements, the effectiveness of our internal controls over financial reporting, the qualifications, independence, performance and remuneration of our independent registered public accounting firm ("independent auditors"), the performance of our internal audit function, our compliance with legal and regulatory requirements, and compliance by our employees and officers with our Code of Business Ethics. Management is responsible for the accuracy of our financial statements and our reporting process, including our system of internal controls over financial reporting. In discharging its oversight responsibilities, the Audit Committee reviewed and discussed with management our audited financial statements as of and for the year ended December 31, 2017 and our processes to ensure the accuracy of our financial statements.

The Audit Committee obtained from our independent auditors, PricewaterhouseCoopers LLP ("PwC"), the written disclosures and letter required by the Public Company Accounting Oversight Board regarding PwC's communications with the Audit Committee concerning independence. The Audit Committee discussed with PwC any relationships that may impact PwC's objectivity and independence and satisfied itself as to PwC's independence. The Audit Committee confirmed that PwC's provision of non-audit services to us did not impair their independence. The Audit Committee discussed with PwC the matters required to be discussed by the Statement on Auditing Standards No. 1301 as adopted by the Public Company Accounting Oversight Board, regarding communication with the Audit Committee. The Audit Committee also met with PwC independent of management.

Based on the reviews and discussions with management and the independent auditors described above, the Audit Committee recommended to the Board of Directors that our financial statements as of and for the year ended December 31, 2017 be included in our Annual Report on Form 10-K for the year ended December 31, 2017 for filing with the SEC. The Audit Committee also reappointed PwC as our independent registered public accounting firm, which stockholders are being asked to ratify.

Audit Committee
Lisa A. Payne, Chair
Mark R. Alexander
Marie A. Ffolkes
Christopher A. O'Herlihy
Donald R. Parfet
John C. Plant
Charles K. Stevens
Reginald M. Turner

PricewaterhouseCoopers LLP Fees

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Aggregate fees for professional services rendered to us by our independent registered public accounting firm, PwC, for the years ended December 31, 2017 and 2016 were (in millions):

	2017	2016
Audit Fees	$8.4	$8.1
Audit-Related Fees	0.4	—
Tax Fees	1.4	0.8
All Other Fees	0.1	0.1
Total	$10.3	$9.0

- The Audit Fees for the years ended December 31, 2017 and 2016 were for services rendered for audits and quarterly reviews of our consolidated financial statements, audits of our internal controls over financial reporting, statutory audits, issuance of comfort letters, consents and assistance with review of documents filed with the SEC.

- The Audit-Related Fees for the year ended December 31, 2017 were for services rendered for due diligence related to acquisitions and dispositions and audits not required by law, and for services rendered in connection with the implementation of a prospective accounting standard.

- The Tax Fees for the years ended December 31, 2017 and 2016 were for professional services related to tax return preparation, tax planning and tax advice related to reorganizations, divestitures and transfer pricing programs. Tax Fees for the year ended December 31, 2017 also included services related to tax due diligence.

- All Other Fees for services rendered the years ended December 31, 2017 and 2016 were for services related to dispositions and miscellaneous services rendered. All Other Fees for services rendered the year ended December 31, 2016 also include fees for services related to system implementation assessments.

Audit Committee Pre-approval Policies and Procedures

Our Audit Committee has established a policy requiring its annual review and pre-approval of all audit services and permitted non-audit services to be performed by PwC. Our Audit Committee will, as necessary, consider and, if appropriate, approve the provision of additional audit and non-audit services by PwC that are not encompassed by our Audit Committee's annual pre-approval. Our Audit Committee has delegated to our Audit Committee Chair the approval authority, on a case-by-case basis, for services outside or in excess of our Audit Committee's aggregate pre-approved levels, provided that the Chair shall report any such decisions to our Audit Committee at its next regular meeting. All of the services referred to in the table above for 2017 were pre-approved by our Audit Committee or our Audit Committee Chair and none of the services approved by our Audit Committee during 2017 were under the de minimis exception to pre-approval contained in the applicable rules of the SEC.

Proposal 3: Ratification of Selection of Independent Auditors

Our Audit Committee is responsible for the appointment, remuneration, retention and oversight of the independent external audit firm retained to audit our financial statements. As part of its oversight, our Audit Committee and its Chair review and evaluate our lead audit engagement partner, and participate in the selection of the new lead audit engagement partner in conjunction with the mandated rotation of that partner.

Our Audit Committee has selected the independent registered public accounting firm of PricewaterhouseCoopers LLP ("PwC") to audit our financial statements for the year 2018. We have retained PwC (or its predecessor) as our independent auditor since at least 1959, and our Audit Committee believes that the continued retention of PwC to serve as our independent auditor is in the best interests of our Company and our stockholders.

Representatives of PwC will be present at our Annual Meeting and will have the opportunity to make a statement and respond to appropriate questions. If the selection of PwC is not ratified, our Audit Committee will consider selecting another independent registered public accounting firm as our independent auditors.

Our Board recommends a vote FOR the ratification of the selection of PricewaterhouseCoopers LLP as our independent auditors for the year 2018.

The affirmative vote of a majority of the votes cast by shares entitled to vote is required for the ratification of the selection of independent auditors. Abstentions and broker non-votes are not counted as votes cast, and therefore do not affect the ratification of the selection of independent auditors.

Executive Officers

Our Board of Directors elects our executive officers annually. Our current executive officers are listed below.

Name	Position	Age	Executive Officer Since
Keith J. Allman	President and Chief Executive Officer	55	2014
Amit Bhargava	Vice President, Strategy and Corporate Development	54	2015
Kenneth G. Cole	Vice President, General Counsel and Secretary	52	2013
Joseph B. Gross	Group President	59	2017
Christopher K. Kastner	Vice President, Masco Operating System	46	2014
John P. Lindow	Vice President, Controller and Chief Accounting Officer	54	2011
Richard A. O'Reagan	Group President	54	2014
Renee Straber	Vice President, Chief Human Resource Officer	47	2014
John G. Sznewajs	Vice President, Chief Financial Officer	50	2005

Keith J. Allman: Mr. Allman's experience is described above in "Class II Directors (Term Expiring at the Annual Meeting in 2020)."

Amit Bhargava: Mr. Bhargava joined us in January 2015 as Vice President, Strategy and Corporate Development. He served as Vice President, Enterprise Strategy & Development for UTC Aerospace Systems from 2013 through 2014. He previously served as Corporate Director, Corporate Strategy and Development for United Technologies Corporation (2012-2013) and as the Vice President, Business Development & Strategy for UTC Fire & Security (2011).

Kenneth G. Cole: Mr. Cole was elected as our Vice President, General Counsel and Secretary in July 2013. Mr. Cole joined us in 2004 and has held positions of increasing responsibility in our legal department, serving most recently as Senior Assistant General Counsel and Director of Commercial Legal Affairs.

Joseph B. Gross: Mr. Gross was promoted to Group President in March 2018. He has been employed by Masco Corporation in various positions of increasing responsibility since 2011, most recently as Group Vice President, a position he held since April 2017. He previously served as the President and General Manager of Masco Cabinetry LLC (2015-2017), the President and General Manager of BrassCraft Manufacturing Company (2013-2015) and as the Vice President of Operations & Supply Chain at Arrow Fastener Co., LLC. (2011-2013).

Christopher K. Kastner: Mr. Kastner joined us in December 2014 as Vice President, Masco Operating System. He joined Danaher Corporation in 1995, where he worked for various business units, most recently as President (General Manager) of Anderson Instruments Co. (2013-2014) and as Vice President Global Operations – Gilbarco Veeder-Root (2008-2014). Mr. Kastner also served as Gilbarco Veeder-Root's Vice President Commercial (2012-2013) and Vice President Global Dispensing (2011-2012).

John P. Lindow: Mr. Lindow was elected as our Vice President, Controller and Chief Accounting Officer in 2017. He was a Masco Group Controller from 2000 to 2007. He then served as Vice President Administration – Plumbing Products Platform until 2009, and was elected as our Vice President, Controller in 2011.

Richard A. O'Reagan: Mr. O'Reagan was promoted to Group President in May 2014. He joined Masco in 2008 as Vice President of Sales for Delta Faucet Company and in 2011 became the President of Delta Faucet Company.

Renee Straber: Ms. Straber was elected Vice President, Chief Human Resource Officer in October 2014, after serving as our Group Director – Human Resources since 2012. She joined Masco in 1995 as a Human Resource Representative for Delta Faucet Company and was promoted to Vice President, Human Resources for Delta Faucet Company in 2007.

John G. Sznewajs: Mr. Sznewajs was elected as our Vice President, Chief Financial Officer in 2007. He served as our Treasurer (2005-2016) and Vice President – Business Development (2003-2005).

Security Ownership of Management and Certain Beneficial Owners

The following table shows the beneficial ownership of our common stock as of December 31, 2017 by (i) each of our directors and director nominees, (ii) each executive officer included in the 2017 Summary Compensation Table, (iii) all of our current directors and executive officers as a group (20 individuals), and (iv) all persons whom we know to be beneficial owners of five percent or more of our common stock. Except as indicated below, each person exercises sole voting and investment power with respect to the shares listed.

Name	Shares of Common Stock Beneficially Owned (a)	Percentage of Voting Power Beneficially Owned
Mark R. Alexander	16,171	*
Keith J. Allman	762,505	*
Kenneth G. Cole	165,310	*
Marie A. Ffolkes	2,190	*
Christopher K. Kastner	78,936	*
J. Michael Losh	79,043	*
Richard A. Manoogian	1,192,102	*
Christopher A. O'Herlihy	24,296	*
Richard A. O'Reagan	117,883	*
Donald R. Parfet	32,019	*
Lisa A. Payne	66,758	*
John C. Plant	23,104	*
Charles K. Stevens	—	*
John G. Sznewajs	865,285	*
Reginald M. Turner	13,459	*
Mary Ann Van Lokeren	57,026	*
All directors and executive officers of Masco as a group	3,862,550	1.2%
Blackrock, Inc. 55 East 52nd Street, New York, NY 10055	23,532,287	7.5%
FMR LLC 245 Summer Street, Boston, MA 02210	23,138,630	7.4%
The Vanguard Group 100 Vanguard Blvd., Malvern, PA 19355	31,312,344	10.0%

* Less than one percent

Shares of Common Stock Beneficially Owned (column a): The amounts reported in this column include:

- For Mr. Manoogian, an aggregate of 100,000 shares owned by charitable foundations for which he serves as a director or officer. The directors and officers of the foundations share voting and investment power with respect to shares owned by the foundations, but Mr. Manoogian disclaims beneficial ownership of such shares. Excluding unvested restricted stock shares and shares that he has a right to acquire, substantially all of the shares beneficially owned by Mr. Manoogian (other than unvested restricted stock and shares he has a right to acquire) have been pledged.

- For Ms. Payne, 875 shares held in a revocable living trust.

- For Ms. Van Lokeren, 700 shares held in an IRA.

- Based on a Schedule 13G filed with the SEC on January 25, 2018, on December 31, 2017 Blackrock, Inc. (through certain of its subsidiaries) beneficially owned 23,532,287 shares of our common stock, with sole voting power over 20,176,594 shares and sole dispositive power over all the shares.

- Based on a Schedule 13G filed with the SEC on February 13, 2018, on December 31, 2017 FMR LLC (through certain of its subsidiaries) beneficially owned 23,138,630 shares of our common stock, with sole voting power over 2,207,214 shares and sole dispositive power over all the shares.

- Based on a Schedule 13G filed with the SEC on February 9, 2018, on December 31, 2017 The Vanguard Group (and certain of its subsidiaries) beneficially owned 31,312,344 shares of our common stock, with sole voting power over 454,310 shares and shared voting power over 88,828 shares, and sole dispositive power over 30,779,722 shares and shared dispositive power over 532,622 shares.

- Shares of unvested restricted stock and shares that may be acquired on or before March 1, 2018 upon exercise of stock options, as reflected in the table below. Holders have sole voting, but no investment power, over unvested restricted shares and have neither voting nor investment power over unexercised stock option shares.

Name	Unvested Restricted Stock Awards	Shares that may be acquired on or before March 1, 2018 upon Exercise of Stock Options
Mark R. Alexander	9,138	—
Keith J. Allman	202,568	423,141
Kenneth G. Cole	39,302	85,419
Marie A. Ffolkes	2,190	—
Christopher K. Kastner	35,524	43,412
J. Michael Losh	7,968	18,234
Richard A. Manoogian	7,968	569,821
Christopher A. O'Herlihy	7,968	—
Richard A. O'Reagan	54,612	48,147
Donald R. Parfet	7,968	—
Lisa A. Payne	7,968	18,234
John C. Plant	7,968	—
Charles K. Stevens	—	—
John G. Sznewajs	86,385	639,090
Reginald M. Turner	8,233	—
Mary Ann Van Lokeren	7,968	9,117
All current directors and executive officers of Masco as a group	643,465	2,015,051

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our executive officers and directors, and persons who own more than ten percent of our common stock, to:

- file reports of their ownership of our common stock and changes in their ownership with the SEC and the New York Stock Exchange; and

- furnish us with copies of these reports.

Based solely on our review of copies of the reports we received, or written representations from our executive officers and directors that they were not required to file Form 5 ownership reports, we believe that each person who was a director, officer or beneficial owner of more than ten percent of our common stock at any time during 2017 timely met all applicable filing requirements during the year.



2018 Annual Meeting of Stockholders

The Board of Directors of Masco Corporation is soliciting the enclosed proxy for use at the Annual Meeting of Stockholders of Masco Corporation to be held at our corporate office at 17450 College Parkway, Livonia, Michigan 48152, on Friday, May 11, 2018 at 9:30 A.M. Eastern Time, and at any adjournment or postponement of the Annual Meeting. This proxy statement and the enclosed proxy card are being mailed or otherwise made available to stockholders on or about March 29, 2018. We are concurrently mailing to stockholders a copy of our 2017 Annual Report to Stockholders, which includes our Form 10-K for the year ended December 31, 2017.

Who is entitled to vote at the Annual Meeting?

Our Board established the close of business on March 16, 2018 as the record date to determine the stockholders entitled to receive a notice of, and to vote at, our Annual Meeting or an adjournment or postponement of the meeting. On the record date, there were 311,324,638 shares of our common stock, $1 par value, outstanding and entitled to vote. Each share of our common stock represents one vote that may be voted on each matter that may come before the Annual Meeting.

All shares of our common stock represented by properly executed and unrevoked proxies will be voted by the persons named as proxy holders in accordance with the instructions given. If no instructions are indicated on a proxy, properly executed proxies will be voted as follows:

- FOR each Class III Director nominee;
- FOR the approval of the compensation paid to our named executive officers; and
- FOR the ratification of PricewaterhouseCoopers LLP as our independent auditors for 2018.

What is the difference between holding shares as a record holder and as a beneficial owner?

If your shares are registered in your name with our registrar and transfer agent, Computershare, you are the "record holder" of those shares. If you are a record holder, we have provided these proxy materials directly to you.

If your shares are held in a stock brokerage account, or with a bank or other holder of record, you are considered the "beneficial owner" of those shares held in "street name." If your shares are held in street name, these proxy materials have been forwarded to you by your bank or broker. As the beneficial owner, you have the right to instruct that organization on how to vote your shares.

What is a broker non-vote?

If your shares are held in "street name" through a bank, broker or other nominee, you must provide voting instructions to that organization. If you do not provide voting instructions, the organization may vote in its discretion on routine proposals, but not on non-routine proposals, which is called a "broker non-vote." Only Proposal 3, Ratification of Selection of Independent Auditors, is a routine proposal.

How are abstentions and broker non-votes treated?

Abstentions and broker non-votes are not treated as votes cast with respect to any of the proposals on the agenda, so they will not have an effect on the outcome of the proposals.

What constitutes a quorum?

To conduct business at our Annual Meeting, we must have a quorum of stockholders present. A quorum is present when a majority of the outstanding shares of stock entitled to vote, as of the record date, are represented in person or by proxy. Broker non-votes and abstentions will be counted toward the establishment of the quorum.

How can I submit my vote?

There are four methods you can use to vote: by internet, by telephone, by mail or in person. Submitting your proxy by internet, telephone or mail will not affect your right to attend the Annual Meeting and change your vote. Unless you are voting in person, your vote must be received by 11:59 p.m. Eastern Time on May 10, 2018.

Method	Record Holder	Beneficial Owner
Internet	Have your proxy card available and log on to www.proxyvote.com.	If your bank or broker makes this method available, the instructions will be included with the proxy materials.
Telephone	Have your proxy card available and call (800) 690-6903 from a touchtone telephone anywhere (toll free only in the United States).	If your bank or broker makes this method available, the instructions will be included with the proxy materials.
Mail Your Proxy Card	Mark, date, sign and promptly mail the enclosed proxy card in the postage-paid envelope provided for mailing in the United States.	Mark, date, sign and promptly mail the voting instruction form provided by your bank or broker in the postage-paid envelope provided for mailing in the United States.
In Person	You may vote by ballot in person at the Annual Meeting.	Obtain proof of stock ownership as of the record date and a valid legal proxy from the organization that holds your shares and attend the Annual Meeting.

How many votes are needed for each proposal to pass?

All of the matters to be considered at our Annual Meeting require the approval of a majority of the votes that are actually cast.

Our Bylaws provide that, in uncontested elections, directors are elected if the majority of votes cast FOR each nominee exceed the votes cast AGAINST such nominee. Proxies cannot be voted for a greater number of persons than the number of nominees named. Each director nominee will provide to us an irrevocable resignation if the majority of the votes cast are against him or her. The resignation will be effective within 90 days after the election results are certified, if the Board (excluding nominees who did not receive a majority of votes for their election) accepts the resignation, which it will do in the absence of a compelling reason otherwise.

If you are the stockholder of record, and you sign and return a proxy card without giving specific voting instructions, then the proxy holders will vote your shares in the manner recommended by our Board on all matters presented in this proxy statement, and as the proxy holders may determine in their discretion with respect to any other matters properly presented for a vote at the meeting.

Is my proxy revocable?

You may revoke your proxy before it is exercised by voting in person at the Annual Meeting, by timely delivering a subsequent proxy or by notifying us in writing of such revocation to the attention of Kenneth G. Cole, Secretary, at 17450 College Parkway, Livonia, Michigan 48152 before your proxy is voted. Unless you revoke your proxy in person at the meeting, your revocation must be received by 11:59 P.M. Eastern Time on May 10, 2018.

Who is paying for the expenses involved in preparing and mailing this proxy statement?

We are paying the expenses involved in preparing, assembling and mailing these proxy materials and all costs of soliciting proxies. Our executive officers and other employees may solicit proxies, without additional compensation, personally and by telephone and other means of communication. In addition, we have retained Morrow Sodali LLC, 470 West Avenue, Third Floor, Stamford, Connecticut 06902, to assist in the solicitation of proxies for a fee of $12,000, plus expenses. If you have questions about voting your shares, you may call Morrow Sodali LLC, at (877) 787-9239 (for individual stockholders) or (203) 658-9400 (for banks and brokerage firms). We will reimburse brokers and other persons holding our common stock in their names or in the names of their nominees for their reasonable expenses in forwarding proxy materials to beneficial owners.

What happens if additional matters are presented at the Annual Meeting?

Other than the items of business described in this proxy statement, we are not aware of any other business to be acted upon at the Annual Meeting. If you grant a proxy, the persons named as proxy holders, Messrs. Allman and Cole, will have the discretion to vote your shares on any additional matters properly presented for a vote at the Annual Meeting. If for any reason any of our director nominees is not available as a candidate, Messrs. Allman and Cole may vote your shares for another candidate (or candidates) who may be nominated by the Board, or the Board may reduce its size.

What is "householding" and how does it affect me?

The proxy rules of the SEC permit companies and intermediaries, such as brokers and banks, to satisfy proxy statement delivery requirements for two or more stockholders sharing an address by delivering one proxy statement to those stockholders. This procedure, known as "householding," reduces the amount of duplicate information that stockholders receive and lowers our printing and mailing costs.

We have been notified that certain intermediaries will use householding for our proxy materials and our 2017 Annual Report. Therefore, only one proxy statement and 2017 Annual Report may have been delivered to your address if multiple stockholders share that address. Stockholders who wish to opt out of this procedure and receive separate copies of the proxy statement and annual report in the future, or stockholders who are receiving multiple copies and would like to receive only one copy, should contact their bank, broker or other nominee or us at the address and telephone number below.

We will promptly send a separate copy of the proxy statement for the Annual Meeting or 2017 Annual Report if you send your request to webmaster@mascohq.com, call our Investor Relations Department at (313) 792-5500, or if you write to Investor Relations, Masco Corporation, 17450 College Parkway, Livonia, Michigan 48152.

Our Website

We maintain a website at www.masco.com. The information on our website is not a part of this proxy statement, and it is not incorporated into any other filings we make with the SEC.

2019 Annual Meeting of Stockholders

If you wish to submit a proposal to be considered at the 2019 Annual Meeting, you must comply with the following procedures. Any communication to be made to our Secretary as described below should be sent to: Kenneth G. Cole, Secretary, Masco Corporation, 17450 College Parkway, Livonia, Michigan 48152.

PROXY STATEMENT PROPOSAL

If you intend to present proposals to be included in our proxy statement for our 2019 Annual Meeting, you must give written notice of your intent to our Secretary on or before November 29, 2018 (120 calendar days prior to the anniversary of our mailing this proxy statement). The proposals must comply with SEC regulations under Rule 14a-8 for including stockholder proposals in a company's materials.

MATTER FOR ANNUAL MEETING AGENDA

If you intend to bring a matter before next year's meeting, other than by submitting a proposal to be included in our proxy statement, we must receive notice in accordance with our Bylaws, which state that our Secretary must receive your notice no earlier than January 11, 2019 and no later than February 10, 2019. For each matter you intend to bring before the meeting, your notice must include a brief description of the business to be brought before the meeting; the text of the proposal or business (including the text of any resolutions proposed for consideration and, if such business includes a proposal to amend the Bylaws, the language of the proposed amendment); the reasons for conducting the business at the meeting and any material interest you may have in such business; your name and address as it appears in our records; the number of shares of our common stock you own; a representation that you are a holder of record of shares of our stock entitled to vote at such meeting and you intend to appear in person or by proxy at the meeting to propose such business; and a representation as to whether you are part of a group that intends to deliver a proxy statement or form of proxy to holders of at least the percentage of our outstanding common stock required to approve or adopt such proposal, or if you intend to otherwise solicit proxies from stockholders in support of your proposal.

DIRECTOR CANDIDATE NOMINATION

If you wish to nominate director candidates for election to the Board at the 2019 Annual Meeting, you must submit the following information required by our Certificate of Incorporation to our Secretary no later than February 12, 2019: your name and address and the name and address of the person(s) to be nominated; a representation that you are a holder of record of shares of our common stock entitled to vote at such meeting and you intend to appear in person or by proxy at the meeting to nominate the person(s) specified in the notice; a description of all arrangements or understandings between you and each nominee and any other person(s) (naming such person(s)) pursuant to which the nomination(s) is or are to be made by you; other information regarding each nominee you are proposing, as would have been required to be included in a proxy statement filed pursuant to the SEC's proxy rules if the nominee had been nominated by the Board of Directors; and the written consent of each nominee to serve as our director if elected. In addition, our Bylaws require that the notice of intent to make a nomination shall be accompanied by a statement whether each nominee, if elected, intends to tender, promptly following such election, an irrevocable resignation effective upon such person's failure to receive the required vote for re-election at the next meeting at which such person would face re-election and upon the Board of Directors' acceptance of such resignation. Our Bylaws also state that a stockholder seeking to make a nomination before an annual meeting shall promptly provide to us any other information we reasonably request.

Other Matters

63

The Board of Directors knows of no other matters to be voted upon at the Annual Meeting. If any other matters properly come before the Annual Meeting, the proxy holders named in the enclosed proxy will have discretionary authority to vote the shares represented by the proxy in their discretion with respect to such matters.

By Order of the Board of Directors,

Kenneth G. Cole

Kenneth G. Cole
Vice President, General Counsel and Secretary

Livonia, Michigan
March 29, 2018



RECYLCED PAPER